
04027368



IMAGINING LIFE'S POSSIBILITIES

NPS Pharmaceuticals, Inc.

2003 ANNUAL REPORT

TABLE OF CONTENTS



"Imagining life's possibilities." Since the inception of our company in 1986, imagination and commitment have guided our efforts. Perseverance and hard work have propelled our progress. We're now closer than ever to realizing success, which has always meant one thing to us—that patients will not only imagine, but actually achieve new possibilities in their lives because of the medicines we have created.

In many respects, 2003 was a critical year for NPS as we continued our pursuit of clinical and commercial success. We celebrated the completion of clinical testing of our lead compounds, cinacalcet HCl and PREOS, for their initial indications. We expanded our development work with earlier-stage compounds like teduglutide and isovaleramide, which hold promise as potential therapies for gastrointestinal and central nervous system disorders. We secured additional financial resources to support the continued development of our pipeline, and we reached a regulatory milestone with the filing of a New Drug Application (NDA) for cinacalcet HCl by NPS licensee Amgen, Inc.

2003—A YEAR OF PROGRESS

At the beginning of 2003 we announced that we would pursue a merger with Enzon Pharmaceuticals. When it became clear that we could not agree with Enzon on a final transaction value, we terminated the merger agreement and moved immediately to procure additional cash resources for NPS. We accomplished this in June by raising $192 million through a convertible debt offering on very favorable terms, which provided financial fuel for the continued advancement of our product candidates.

Late in the summer, results from the first year of the two-year PaTH study reaffirmed the bone-building capabilities of PREOS, our osteoporosis drug candidate, when used alone or in combination with Merck's bone anti-resorption drug Fosamax.

In September we announced the completion of patient dosing in the Phase III TOP study with PREOS, enabling us to begin the process of collecting and analyzing the results from that study. With much of that analysis now complete and revealing a significant reduction in fractures in women who received PREOS, we plan to submit an NDA to the U.S. Food and Drug Administration later this year for clearance to market PREOS for the treatment of osteoporosis.

In November we reported positive results from a study conducted with PREOS in rats to assess the potential for bone cancer (osteosarcoma) at various dose levels. These findings were significant because we identified a no-osteosarcoma dose level, which adds to our confidence that PREOS will prove to be a safe and effective competitor in the market for osteoporosis therapies.

We also announced last fall that we had begun a proof-of-concept study with teduglutide, our drug candidate for treating gastrointestinal disorders, in patients with Crohn's disease. Earlier studies with this proprietary compound demonstrated its ability to grow new cells within the GI tract and improve nutrient absorption. We have now begun a pivotal study with teduglutide in patients with short bowel syndrome, an indication for which we have received orphan drug status from the FDA.

Another important aspect of our progress is the expansion of our talent base. We're significantly adding to NPS's commercial and administrative teams in our Parsippany, New Jersey offices. In fact, we anticipate that the commercial headquarters of NPS will ultimately be there. Our senior management team has been strengthened by the addition of people like Alan Rauch, M.D., our new Chief Medical Officer, and Gerard Michel, who has been promoted to the position of Chief Financial Officer. We anticipate announcing more senior level hires at NPS in the coming months.

OUR FIRST PRODUCT

But, of all the milestone events in 2003, perhaps none was more satisfying than Amgen's filing of an NDA for cinacalcet HCl. The imaginations of NPS scientists led to the creation of this small molecule calcium-receptor activator, which was then licensed to Amgen in early 1996. We believe that cinacalcet HCl represents a significant medical advance in the treatment of hyperparathyroidism (HPT) and that it has exceeded expectations over the course of its clinical development. With the recent FDA approval of cinacalcet HCl and its launch by Amgen as Sensipar™ we celebrate this important therapy, not only as a novel approach to treating secondary HPT, but also as the first marketed NPS compound to benefit patients.

I greatly appreciate the continued support of our shareholders, and I extend my sincere thanks to our employees, who have enabled NPS to achieve such significant clinical and commercial progress during the past year. With the introduction of Sensipar™ by Amgen, the expected NDA filing for PREOS, the start of a pivotal study with teduglutide, and the expansion of our earlier-stage clinical research programs, I look forward to 2004 as a watershed year for NPS.



Hunter Jackson, Ph.D.
Chairman, President and Chief Executive Officer

OUR FIRST PRODUCT

More than a decade ago NPS biologists set out to prove the existence of a protein thought to reside on the surface of parathyroid glands that detected and responded to changing levels of calcium in the blood. Prior to this effort, no biological structure had ever been identified that could sense and react to single atoms like calcium ions. At the same time the search for the putative "calcium receptor" was underway, NPS chemists began looking for drug-like molecules that, when tested in cultures of bovine parathyroid cells, would show evidence of a physiologic response. Both efforts bore nearly simultaneous fruit as the existence of the calcium receptor was confirmed and small molecules that became known as "calcimimetics" were discovered. Rapid progress followed, and in 1994 NPS began the first testing of calcimimetic compounds in humans.

By the summer of 1995 the lead calcimimetic, a compound called NPS R-568, had been tested in healthy volunteers and in subjects with HPT. NPS R-568 appeared to be safe and well tolerated by patients, and it was very effective at lowering abnormally elevated levels of parathyroid hormone (PTH), the main marker of HPT. The pharmaceutical division of Kirin Brewery was the first party to take a license to calcimimetic compounds from NPS, and in early 1996 the company concluded a license agreement with Amgen, Inc.



Since that time Amgen has guided the clinical development of NPS 1493, a second-generation calcimimetic compound generically named cinacalcet HCl. In 2003 Amgen submitted a New Drug Application to the U.S. FDA for clearance to market cinacalcet HCl. Amgen has now received approval to market cinacalcet HCl and has introduced the drug as Sensipar™ for use by dialysis patients with secondary HPT, and by patients with primary HPT due to parathyroid carcinoma. Sensipar™ is a first-in-class therapy that will allow physicians to take a direct approach to the control of PTH secretion. Clinical studies have shown many benefits of PTH control, such as improved bone health and significant reductions in chemical complexes of calcium and phosphorous, which are implicated in the mineralization of soft tissue including heart tissue.

CINACALCET HCl

"Calcimimetic agents, like cinacalcet HCl, represent a novel approach to the treatment of secondary hyperparathyroidism, or SHPT, due to chronic kidney disease. If unchecked, SHPT results in an increased risk of death, cardiac valve calcification, and mineralization of the coronary arteries and aorta. Cinacalcet HCl represents an important new therapeutic development that should allow for more effective treatment of a very serious condition."

WILLIAM G. GOODMAN, M.D.
Professor of Medicine
Division of Nephrology
David Geffen School of Medicine at UCLA
Los Angeles, California




RECORD

PREOS is full-length human parathyroid hormone (PTH) produced through bacterial fermentation. Numerous preclinical and human clinical studies have demonstrated the potential of PTH to have a positive effect on bone growth and strength in women suffering from osteoporosis. In fact, when given as a daily, subcutaneous injection, PTH can stimulate natural bone turnover processes, which result in a net increase in structurally sound, fracture-resistant bone. Most currently marketed therapies help stop the loss of bone caused by osteoporosis, but PREOS may provide patients with an effective approach to generate new bone and restore bone health.

In 2003, NPS completed dosing patients with PREOS in its TOP (Treatment of Osteoporosis with PTH) study. The company's initial report on the TOP study results revealed a statistically significant reduction in fractures of the spine in patients receiving the drug compared to those receiving placebo. NPS plans to submit an NDA for PREOS to the FDA by the end of 2004.



PREPARING FOR SUCCESS

In addition to seeking U.S. regulatory approval, NPS is preparing for the commercial launch of PREOS. The company has secured expanded plant capacity for the manufacture of bulk drug, and for the production and packaging of finished drug product. NPS has also worked with Ypsomed, a Swiss medical device firm, to design and produce an injection pen for PREOS that is lightweight, ergonomically correct, and easy to use.

Another important step is building the company's sales and marketing organization. Experienced and talented people are joining the NPS team to ensure the effective capture of commercial opportunities for PREOS. Whether the company includes marketing partners in its launch of PREOS or chooses to market the drug on its own, NPS is committed to participating in sales efforts in North America. Achieving this goal will establish the company as a vertically integrated biopharmaceutical enterprise that is capable of moving products from clinical testing into the marketplace.

PREOS

"Bone fractures in older people can significantly lower their quality of life, to say nothing of the enormous costs related to treating these fractures. For these reasons, the development of parathyroid hormone-based drugs, which promote the formation of healthy new bone, is very exciting. As a physician who treats osteoporosis, I'm delighted at the prospect of a new treatment to help my patients avoid painful, disabling, and costly fractures."

Ethel Siris, M.D.
Madeline C. Stabile Professor of Clinical Medicine
Columbia University
Director, Toni Stabile Osteoporosis Center
NY-Presbyterian Hospital
New York, New York





Glucagon-like Peptide 2 (GLP-2) is a hormone produced in the gastrointestinal system in response to food intake. It acts on cells that line the GI tract, causing them to grow in number and size, regulating fluid, nutrient and energy absorption, and promoting a healthy maintenance of the gut barrier. This cellular barrier is important in preventing leakage of pathogens from the intestines into the abdominal cavity.

Teduglutide is NPS's proprietary molecule derived by changing one of the 33 amino acids comprising native GLP-2. By making this small change, the actions of teduglutide mimic those of GLP-2, but the molecule lasts longer in the body, which may increase its therapeutic potential. Teduglutide may be useful in treating a number of important gastrointestinal disorders including short bowel syndrome (SBS), Crohn's disease, and intestinal mucositis.

NEW POSSIBILITIES



An important and revealing human clinical study of teduglutide was conducted in patients with SBS who had undergone the surgical removal of bowel tissue due to factors such as disease, injury, or restriction of blood flow, and who required intravenous feeding for their daily nutrition. In this small, 21-day study in patients with SBS, teduglutide was shown to significantly improve their ability to absorb fluids, nutrients, and energy. Biopsied tissue confirmed that intestinal epithelial cells had increased in size and number, and patients actually gained weight—an important indicator of the therapeutic potential of teduglutide. Because of the relatively small population of people with SBS in the United States, it has been designated an "orphan drug" indication by the FDA. This means that if teduglutide is successful in its pivotal study, NPS will be granted an exclusive right to market the compound for SBS for a specified period of time following its approval. NPS has begun a pivotal study in patients with SBS and plans to launch teduglutide on its own in the U.S. if the drug is approved for this indication.

TEDUGLUTIDE

"My medical research group has performed a considerable amount of laboratory work on native GLP-2 and has been very impressed with its positive effects on the small intestine. The clinical data from GLP-2, and now the early results with teduglutide, are highly promising. There is every reason to think of this new agent as the single most important development in the pharmacological management of short bowel syndrome yet to emerge."

ALASTAIR FORBES, M.D.
Consultant Physician, Reader in Gastroenterology and Director of the Intestinal Failure Unit
St. Mark's Hospital and Academic Institute
London, England





The NPS portfolio of product candidates is deep, well-diversified, and has an advantageous mix of partnered and proprietary programs designed to reduce risk and maximize potential returns to NPS and its shareholders.

PIPELINE PROGRESS

ADVANCED CLINICAL DEVELOPMENT

Sensipar,™ PREOS, and teduglutide represent near-term revenue generating potential for NPS. PREOS and teduglutide will also provide opportunities for NPS to integrate vertically by building a commercial organization to support the sale of these products.

EARLY CLINICAL DEVELOPMENT

NPS is pursuing earlier-stage clinical research programs with teduglutide in Crohn's disease, isovaleramide (NPS 1776) to treat symptoms of migraine headaches, and calcilytic compounds for osteoporosis.

Crohn's Disease

In addition to the company's work in SBS, NPS is evaluating the possible use of teduglutide in treating Crohn's disease. This malady is characterized by chronic inflammation of the bowel leading to pain, diarrhea, loss of appetite, and weight loss due to the decreased ability of the intestine to absorb nutrients from food. Teduglutide may be useful in treating Crohn's disease by promoting the growth of cells that line the intestine, thereby improving the general health and absorptive ability of intestinal tissue.



Migraine

Isovaleramide is a small-molecule neuromodulator that has demonstrated efficacy in a variety of animal models of disorders of the central nervous system and has been well tolerated in healthy human volunteers. The company is studying isovaleramide in patients with migraine headaches as a potential treatment for pain and other symptoms associated with migraines.

Osteoporosis

Calcilytics are small molecules that antagonize calcium receptors on parathyroid glands. They increase the secretion of parathyroid hormone and have the opposite effect of calcimimetics. The goal is to find calcilytics that are rapidly and well absorbed after oral administration, but that also have a sufficiently short half-life to produce the transient increases in blood levels of PTH needed to achieve the same bone-building effects of injections of PTH, or PREOS. NPS and its licensee, GlaxoSmithKline (GSK), have been working to discover calcilytic compounds that can promote the growth of healthy new bone. GSK is now testing selected calcilytics in humans, and has validated the ability of these unique compounds to produce brief increases in the secretion of PTH. If a calcilytic compound developed by GSK becomes a drug product, NPS will receive royalties on the sale of that product and has the right to participate in marketing the product with GSK in North America.

DRUG DISCOVERY

One of the most important aspects of NPS's work is discovering new molecules that have the potential to become drug development candidates. The success of this continuing effort is reflected in the depth of the company's product pipeline. Going forward, NPS is committed to maintaining a strong drug discovery capability.

Joint discovery work with AstraZeneca (AZ) is focused on finding compounds active at novel biological targets called metabotropic glutamate receptors (mGluRs). There are eight distinct subtypes of mGluRs, which provide opportunities to pursue drug discovery for a variety of disease indications. Because mGluRs are located predominantly in the central nervous system, scientists at NPS and AZ are searching for molecules that may provide therapeutic effects in various neurologic and psychiatric disorders.



In 2003, an NPS/AZ patent was published in the US claiming the use of molecules that deactivate mGluRs in the digestive system as a treatment for gastroesophageal reflux disease, or GERD, and claiming specific compounds that have already been successfully tested in animal models of GERD. AZ is a world leader in this therapeutic area with products like Prilosec and Nexium. If the NPS/AZ team is successful in this pursuit, NPS will have the option at the end of the clinical development process to co-promote mGluR-based GERD products with AZ in North America.





CONSOLIDATED FINANCIAL STATEMENTS



The selected consolidated financial data presented below are for each fiscal year in the five-year period ended December 31, 2003, and for the period from October 22, 1986 (inception) through December 31, 2003. This is derived from, and qualified by reference to, NPS's audited consolidated financial statements and notes thereto. The selected quarterly data presented below are derived from our unaudited consolidated financial statements. NPS is considered a development stage enterprise as described in note 1 to the consolidated financial statements.

Consolidated Statements of Operations Data

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Year ended December 31,					October 22, 1986 (inception) through December 31, 2003
	2003	2002	2001	2000	1999	
Revenues from research and license agreements	$ 9,919	$ 2,154	$ 10,410	$ 7,596	$ 3,445	$ 85,593
Operating expenses:						
Research and development	118,173	80,872	60,090	27,888	16,935	378,588
General and administrative	20,337	14,777	12,099	12,036	5,983	94,266
Amortization of goodwill and acquired intangibles [1]	1,485	1,322	3,411	3,561	—	9,779
In process research and development acquired	—	—	—	—	17,760	17,760
Merger costs and termination fees	46,114	—	—	—	—	46,114
Total operating expenses	186,109	96,971	75,600	43,485	40,678	546,507
Operating loss	(176,190)	(94,817)	(65,190)	(35,889)	(37,233)	(460,914)
Other income, net	3,265	7,883	15,522	4,277	1,579	41,871
Loss before income tax expense	(172,925)	(86,934)	(49,668)	(31,612)	(35,654)	(419,043)
Income tax expense (benefit)	(2,530)	(102)	300	—	—	(1,313)
Loss before cumulative effect of change in accounting principle	(170,395)	(86,832)	(49,968)	(31,612)	(35,654)	(417,730)
Cumulative effect on prior years (to December 31, 1999) of changing to a different revenue recognition method [2]	—	—	—	(500)	—	(500)
Net loss	$ (170,395)	$ (86,832)	$ (49,968)	$ (32,112)	$ (35,654)	$ (418,230)
Diluted loss per share:						
Loss before cumulative effect of of change in accounting principle	$ (4.71)	$ (2.79)	$ (1.67)	$ (1.32)	$ (2.77)	
Cumulative effect on prior years (to December 31, 1999) of changing to a different revenue recognition method [2]	—	—	—	(0.02)	—	
Net loss per share [3]	$ (4.71)	$ (2.79)	$ (1.67)	$ (1.34)	$ (2.77)	
Diluted weighted average shares outstanding [3]	36,148	31,165	29,912	24,007	12,863	
Pro forma amounts assuming revenue recognition method is applied retroactively:						
Net loss					$ (34,654)	
Diluted net loss per share					$ (2.69)	

(1) The Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142) as of January 1, 2002. The Company recognized $2.1 million and $2.2 million respectively, for the years ended December 2001 and 2000 of amortization of goodwill and the assembled workforce component of purchased intangibles, which was not recorded in 2003 and 2002 under SFAS No. 142.

(2) During the fourth quarter of 2000, the Company adopted Staff Accounting Bulletin No. 101, *Revenue Recognition* (SAB No. 101). SAB No. 101 provides guidance on the recognition, presentation, and disclosure of revenue in financial statements. The result of the adoption of SAB No. 101 was to reduce recognition of previously reported license fee revenues prior to December 31, 1999 by $500,000 through a cumulative effect of accounting change for the year ended December 31, 2000. These revenues were recognized as income in the year ended December 31, 2000.

(3) See note 1 to the consolidated financial statements for information concerning the computation of net loss per share.

Consolidated Balance Sheets Data

(IN THOUSANDS)

	Year ended December 31,				
	2003	2002	2001	2000	1999
Cash, cash equivalents, and marketable investment securities	$ 303,874	$ 234,454	$ 207,518	$ 246,936	$ 35,679
Working capital	283,906	228,497	206,314	244,712	32,532
Total assets	327,508	253,468	234,976	269,270	64,966
Long-term portion of capital leases and long-term debt	192,000	—	—	54	1,940
Deficit accumulated during development stage	(418,230)	(247,835)	(161,003)	(111,035)	(78,923)
Stockholders' equity	112,785	242,362	221,935	265,340	56,079

Quarterly Financial Data

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Quarter ended			
	December 31	September 30	June 30	March 31
2003				
Revenue from research and license agreements	$ 2,008	$ 7,700	$ 73	$ 138
Operating loss	(49,098)	(29,168)	(67,919)	(30,005)
Net loss	(48,487)	(28,943)	(64,875)	(28,090)
Basic and diluted loss per common and common share equivalent [1]	$ (1.31)	$ (0.79)	$ (1.82)	$ (0.80)

	Quarter ended			
	December 31	September 30	June 30	March 31
2002				
Revenue from research and license agreements	$ 133	$ 140	$ 1,094	$ 787
Operating loss	(27,265)	(20,274)	(23,054)	(24,224)
Net loss	(25,399)	(18,284)	(21,145)	(22,004)
Basic and diluted loss per common and common share equivalent [1]	$ (0.76)	$ (0.60)	$ (0.70)	$ (0.73)

[1] Earnings per share are computed independently for each of the quarters presented and therefore may not sum to the total for the year.

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K and the documents incorporated by reference therein contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management's judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "plan," "expect," "anticipate," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements other than statements of historical fact included in this Annual Report on Form 10-K and the documents incorporated by reference therein regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. Without limiting the broader description of forward-looking statements above, we specifically note that statements regarding potential drug candidates, their potential therapeutic effect, the possibility of obtaining regulatory approval, our ability or the ability of our collaborators to manufacture and sell any products, market acceptance or our ability to earn a profit from sales or licenses of any drug candidate or discover new drugs in the future are all forward-looking in nature. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including:

- the risks inherent in our research and development activities, including the successful continuation of our strategic collaborations, our and our collaborators' ability to successfully complete clinical trials, commercialize products and receive required regulatory approvals, and the length, time and cost of obtaining such regulatory approvals;
- competitive factors;
- our ability to maintain the level of our expenses consistent with our internal budgets and forecasts;
- the ability of our contract manufacturers to successfully produce adequate supplies of our product candidates to meet our clinical trial and commercial launch requirements;
- changes in our relationships with our collaborators;
- variability of our royalty, license and other revenues;
- our ability to enter into and maintain agreements with current and future collaborators on commercially reasonable terms;
- uncertainty regarding our patents and patent rights;
- compliance with current or prospective governmental regulation;
- technological change; and
- general economic and market conditions.

You should also consider carefully the statements set forth in the section entitled "Risk Factors" of this Annual Report on Form 10-K, which addresses these and additional factors that could cause results or events to differ from those set forth in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We have no plans to update these forward-looking statements.

Overview

Our objective is to build a profitable biopharmaceutical company by discovering, developing and commercializing small molecule drugs and recombinant proteins. Our current product candidates are primarily for the treatment of bone and mineral disorders, gastrointestinal disorders and central nervous system disorders.

Our product pipeline consists of product candidates in various stages of clinical development and preclinical development. One of our product candidates, cinacalcet HCl, is the subject of a new drug application, or NDA, that has been filed with the United Stated Food and Drug Administration (FDA) by our corporate licensee, Amgen Inc., and is the subject of a similar application filed with the European Agency for the Evaluation of Medicinal Products (EMEA) in Europe. We have completed a pivotal Phase III clinical trial with another product candidate, PREOS. The data from this study are being collected and finalized and we have commenced preparation of a NDA to be filed with the FDA. Additional product candidates, teduglutide, formerly referred to as ALX-0600, and isovaleramide, formerly referred to as NPS 1776, are in Phase II clinical trials. PREOS, teduglutide, and isovaleramide are proprietary to and are being developed by us. PREOS is our brand name for our recombinant, full-length parathyroid hormone that we are developing for the treatment of osteoporosis. Teduglutide is our analog of glucagon-like peptide 2 that we are developing for the treatment of gastrointestinal disorders such as short bowel syndrome and Crohn's disease. Isovaleramide is a small organic molecule that we are developing for the treatment of migraine. Cinacalcet HCl, our orally active, small molecule compound for the treatment of hyperparathyroidism, is being developed by our licensees, Amgen Inc. and Kirin Brewery Company, Ltd. Additional Phase I clinical development programs include: calcilytic compounds for the treatment of osteoporosis; and delucemine, formerly referred to as NPS 1506, for acute treatment of major depressive disorder. The calcilytic compounds are licensed to and are being developed by GlaxoSmithKline. We have entered into collaborative research, development and license agreements with AstraZeneca AB, GlaxoSmithKline and Janssen Pharmaceutica N.V., a subsidiary of Johnson & Johnson, with respect to certain of our product development programs.

We have incurred cumulative losses from inception through December 31, 2003 of approximately $418.2 million, net of cumulative revenues from research and license agreements of approximately $85.6 million. We expect to continue to incur significant operating losses over at least the next several years as we continue our current and anticipated development projects, particularly our clinical trial programs for PREOS, teduglutide, isovaleramide and delucemine, as we maintain our contractual commitment to fund research activities in our metabotropic glutamate receptor program, and as we develop marketing, sales and manufacturing capabilities.

Major Research and Development Projects

Our major research and development projects involve PREOS and teduglutide. We also have other research and development efforts in central nervous system disorders.

PREOS. PREOS is our brand name for recombinant, full length, human parathyroid hormone that we are developing for the treatment of osteoporosis. We have completed dosing of patients with PREOS in a pivotal Phase III clinical trial, referred to as the TOP Study. We designed this trial to demonstrate PREOS' ability to reduce fractures and build new bone in women with osteoporosis. We are also conducting other clinical trials with PREOS to support the filing of a NDA with the FDA. We anticipate filing a NDA for PREOS for the treatment of osteoporosis at the end of the third quarter of 2004. During the years ended December 31, 2003, 2002 and 2001 we incurred $80.6 million, $54.7 million, and $43.7 million, respectively, in the research and development of this product candidate, including costs associated with the manufacture of clinical and commercial supplies of PREOS. We have incurred costs of approximately $192.5 million since we acquired this product candidate with our acquisition of Allelix Biopharmaceuticals Inc. (Allelix) in December 1999.

Our development administration overhead costs are included in total research and development expense for each period, but are not allocated among our various projects.

The goal of our PREOS development program is to obtain marketing approval from the FDA and analogous international agencies; and we will consider the project substantially complete if we obtain those approvals even though subsequent to that time we might incur additional expenses in conducting additional clinical trials and follow-up studies. To obtain the first of such approvals, we plan to file a NDA with the FDA at the conclusion of our Phase III trials, assuming that the clinical trials' results support a filing. We have completed dosing of all patients that participated in our pivotal, 18-month Phase III trial for PREOS. We expect to report results of this study by the end of the first quarter of 2004. We are also conducting other clinical trials with PREOS to support an eventual NDA. Assuming successful completion of the Phase III trials, we anticipate filing a NDA for the treatment of osteoporosis at the end of the third quarter of 2004. Because of the ongoing work with respect to the Phase III trials, the preparation and filing of the NDA, the FDA review process, the initiation of commercial manufacturing activities, the preparations for sales and marketing, and the risks associated with the clinical trial approval process, including the risk that we may have to repeat, revise or expand the scope of trials or conduct additional clinical trials not presently planned to secure marketing approvals and the additional risks identified herein, we are unable to estimate the costs to completion or the completion date for the PREOS program. Material cash inflows relating to our PREOS development program will not commence until after marketing approvals are obtained, and then only if PREOS finds acceptance in the marketplace. To date, we have not received any revenues from product sales of PREOS. The risks and uncertainties associated with completing the development of PREOS on schedule, or at all, include the following:

- PREOS may not be shown to be safe and efficacious in the Phase III trials;
- We may be unable to obtain regulatory approval of the drug or be unable to obtain such approval on a timely basis;
- Our ability to secure adequate clinical and commercial supplies of PREOS in order to complete the Phase III clinical trials and initiate commercial launch upon approval;
- Our ability to prepare and file a NDA with the FDA; and
- We may not have adequate funds to complete the development of PREOS.

A failure to obtain marketing approval for PREOS, secure adequate clinical and commercial supplies of PREOS, or to timely complete development and obtain regulatory approval would likely have the following results on our operations, financial position and liquidity:

- We would not earn any sales revenue from PREOS, which would increase the likelihood that we would need to obtain additional financing for our other development efforts; and
- Our reputation among investors might be harmed, which might make it more difficult for us to obtain equity capital on attractive terms or at all.

Because of the many risks and uncertainties relating to the completion of clinical trials, receipt of marketing approvals and acceptance in the marketplace, we cannot predict when material cash inflows from this program will commence, if ever.

Teduglutide. Teduglutide is an analog of glucagon-like peptide 2, a naturally occurring hormone that regulates proliferation of the cells lining the small intestine. We are independently developing teduglutide for the treatment of gastrointestinal disorders such as short bowel syndrome and Crohn's disease. We have completed a Phase II study in adults with short bowel syndrome. The drug appeared to be safe and well tolerated in this study. We are preparing to initiate a pivotal study for adults with short bowel syndrome. We expect to commence this study in early 2004. A proof-of-concept clinical study to evaluate the possible utility of teduglutide in the treatment of patients with Crohn's disease was commenced in October 2003.

Our development administration overhead costs are included in total research and development expense for each period, but are not allocated among our various projects.

During the years ended December 31, 2003, 2002 and 2001, we incurred $18.1 million, $10.2 million and $3.6 million, respectively, in the research and development of this product candidate, including costs associated with the manufacture of clinical and commercial supplies of teduglutide. We have incurred costs of approximately $36.1 million since we acquired this product candidate with our acquisition of Allelix in December 1999.

The goal of our teduglutide development program is to obtain marketing approval from the FDA and analogous international agencies; and we will consider the project substantially complete if we obtain those approvals even though subsequent to that time we might incur additional expenses in conducting additional clinical trials and follow-up studies. Before we can obtain such marketing approvals we will need to complete pivotal clinical trials with satisfactory results and submit a NDA to the FDA. Because of the ongoing work with respect to the pivotal trial in adults with short bowel syndrome, the early stage of the clinical trials in Crohn's disease, and the risks associated with the clinical trial process, including the risk that we may repeat, revise or expand the scope of future trials or conduct additional clinical trials not presently planned to secure marketing approvals and the additional risks identified herein, we are unable to estimate the costs to completion or the completion date for the teduglutide program. Because of the many risks and uncertainties relating to the completion of clinicals trials, receipt of marketing approval from the applicable regulatory agency and acceptance in the marketplace, the availability of sufficient funds to complete development of the product, we cannot predict when material cash inflows from our teduglutide program will commence, if ever. To date, we have not received any revenues from product sales of teduglutide. The risks and uncertainties associated with completing the development of teduglutide on schedule, or at all, include the following:

- Teduglutide may not be shown to be safe and efficacious in the pivotal clinical trials;
- We may be unable to obtain regulatory approval of the drug or be unable to obtain such approval on a timely basis;
- Our ability to continue to be able to secure adequate clinical and commercial supplies of teduglutide in order to complete the pivotal clinical trials and initiate commercial launch upon approval; and
- We may not have adequate funds to complete the development of teduglutide.

A failure to obtain marketing approval for teduglutide or to timely complete development and obtain regulatory approval would likely have the following results on our operations, financial position and liquidity:

- We would not earn any sales revenue from teduglutide, which would increase the likelihood that we would need to obtain additional financing for our other development efforts; and
- Our reputation among investors might be harmed, which might make it more difficult for us to obtain equity capital on attractive terms or at all.

Central Nervous System Disorders

Most of the remaining research and development expenses for the three years ended December 31, 2003, 2002 and 2001 were generated by various early clinical stage programs, pre-clinical studies and drug discovery programs, including our clinical development efforts with isovaleramide and delucemine and our collaboration with AstraZeneca in metabotropic glutamate receptors (mGluRs) described below.

Isovaleramide. Isovaleramide is a proprietary small organic molecule compound we formerly referred to as NPS 1776. We are independently developing this compound for the acute treatment of migraine. We have initiated a Phase IIa clinical trial with isovaleramide to evaluate the compound's potential as an acute therapy for migraine headaches. The double-blind, placebo-controlled trial is designed to assess the effectiveness of a single oral administration of a low dose or a high dose of isovaleramide in the relief of migraine pain and associated systems, such as nausea and sensitivity to light or sound. Our preclinical studies show that isovaleramide is effective in a number of animal models of epilepsy and spasticity. We have completed several Phase I clinical trials with isovaleramide to evaluate its safety and tolerability and its ability to be delivered in a controlled release formulation. Our analysis of the data indicates that the drug was safe and well tolerated. Initial formulation studies demonstrated that the compound is amenable to multiple controlled release formulation technologies. We are presently working to identify a controlled release formulation to take into further clinical trials for the treatment of epilepsy.

Our development, administration, overhead costs are included in total research and development expenses for each period, but are not allocated among our various projects.

During the years ended December 31, 2003, 2002 and 2001, we incurred $3.3 million, $145,000 and $324,000, respectively in research and development of this product candidate, including costs associated with the manufacture of clinical supplies of isovaleramide.

The goal of our isovaleramide development program is to obtain marketing approval from the FDA and analogous international agencies; and we will consider the project substantially complete if we obtain those approvals even though subsequent to that time we might incur additional expenses in conducting additional clinical trials and follow-up studies. Before we can obtain such marketing approvals we will need to complete pivotal clinical trials with satisfactory results and submit a NDA to the FDA. Because of the early stage of the clinical trials in the acute treatment of migraine, and the risks associated with the clinical trial process, including the risk that we may repeat, revise or expand the scope of future trials or conduct additional clinical trials not presently planned to secure marketing approvals and the additional risks identified herein, we are unable to estimate the costs to completion or the completion date for the teduglutide program. Because of the many risks and uncertainties relating to the completion of clinicals trials, receipt of marketing approval from the applicable regulatory agency and acceptance in the marketplace, the availability of sufficient funds to complete development of the product, we cannot predict when material cash inflows from our isovaleramide program will commence, if ever. To date, we have not received any revenues from product sales of isovaleramide. The risks and uncertainties associated with completing the development of isovaleramide on schedule, or at all, include the following:

- Isovaleramide may not be shown to be safe and efficacious in the pivotal clinical trials;
- We may be unable to obtain regulatory approval of the drug or be unable to obtain such approval on a timely basis;
- Our ability to continue to be able to secure adequate clinical and commercial supplies of isovaleramide in order to complete the pivotal clinical trials and initiate commercial launch upon approval; and
- We may not have adequate funds to complete the development of isovaleramide.

A failure to obtain marketing approval for isovaleramide or to timely complete development and obtain regulatory approval would likely have the following results on our operations, financial position and liquidity:

- We would not earn any sales revenue from isovaleramide, which would increase the likelihood that we would need to obtain additional financing for our other development efforts; and
- Our reputation among investors might be harmed, which might make it more difficult for us to obtain equity capital on attractive terms or at all.

Metabotropic Glutamate Receptor Program. Since 1996, we have been working to find compounds that act on targets in the central nervous system called metabotropic glutamate receptors, or mGluRs. We have discovered a number of compounds that activate or inhibit mGluRs and that are highly selective for specific subtypes of mGluRs. Our animal studies with a number of these compounds have demonstrated their potential as drug candidates for the treatment of central nervous system disorders such as psychiatric and neurologic disorders.

In March 2001, we entered into an agreement with AstraZeneca under which we collaborate exclusively in an extensive program around a number of mGluR subtypes. We granted AstraZeneca exclusive rights to commercialize mGluR subtype-selective compounds. Under our agreement, we are required to co-direct the research and pay for an equal share of the preclinical research costs, including capital and a minimum number of personnel, through March 2006 unless earlier terminated by AstraZeneca or us upon six months advance written notice. If certain milestones are met, AstraZeneca is required to pay us up to $30.0 million. AstraZeneca is also required to pay us royalties on sales of products that include those compounds. We have the right to co-promote any resulting product in the United States and Canada and to receive co-promotion revenue, if any. Should we elect to co-promote products, in some circumstances we will be required to share in the development and regulatory costs associated with those products, and we may not receive some late-stage milestone payments.

During the three years ended December 31, 2003, 2002 and 2001, we incurred $3.9 million, $2.2 million and $1.3 million, respectively, in research and development expenses under our collaboration with AstraZeneca.

Material cash inflows in the form of royalties relating to this collaboration will not commence until after marketing approvals are obtained, and then only if the product finds acceptance in the marketplace. No product candidates have yet entered clinical trials. In order to obtain marketing approval, we will need to complete Phase I, II and III clinical trials with satisfactory results and submit a NDA to the FDA. Because of this, and the substantial risks and uncertainties relating to the completion of clinical trials, receipt of marketing approvals and acceptance in the marketplace, we cannot predict when material cash inflows from our collaboration with AstraZeneca will commence, if ever.

Delucemine for Major Depressive Disorder. Delucemine, formerly referred to as NPS 1506, is a novel compound for which we originally pursued development for the treatment of stroke. This compound targets NMDA receptor-operated calcium channels that are activated by the neurotransmitter glutamate. The compound also has appreciable activity as a serotonin reuptake inhibitor. Published research has suggested that glutamate may play a role in the development of depression. We believe delucemine may produce a rapid antidepressant effect in patients suffering from major depressive order. Delucemine does not appear to exhibit the side effects that have plagued other NMDA receptor antagonists. Delucemine, at neuroprotective or antidepressant doses in preclinical animal models, caused no PCP-like behavioral effects, no learning or memory impairment, no neuronal vacuolization, and no significant sedation or cardiovascular side effects. We expect to commence a clinical study for delucemine for the treatment of acute and urgent symptoms of major depressive disorders in the second half of 2004.

During the three years ended December 31, 2003, 2002 and 2001, we incurred $1.9 million, $135,000 and $133,000, respectively, in research and development of this product candidate.

Other Programs for Central Nervous System Disorders. We collaborated with Janssen on glycine reuptake inhibitors to identify prospective drug candidates for schizophrenia and dementia. Janssen has now assumed full responsibility for the development of product candidates identified under the collaboration. We are not expending any significant resources in the program. In November 2001 we received a milestone payment from Janssen as a result of the selection of a preclinical compound for further development as a potential treatment for schizophrenia. We will receive additional milestone payments of up to $20.5 million from Janssen, if certain milestones are met, and royalties on sales of any drugs developed or sold by Janssen under this collaboration agreement.

The goal of these central nervous system programs is to discover, synthesize and obtain marketing approval for product candidates. Material cash inflows will not commence until after marketing approvals are obtained, and then only if the product finds acceptance in the marketplace. Currently all compounds are in pre-clinical stages or early clinical stages. In order to obtain marketing approval, we will need to initiate and complete

Phase I, II and III clinical trials with satisfactory results and submit a NDA to the FDA. Because of this, and the many risks and uncertainties relating to the completion of clinical trials, receipt of marketing approvals and acceptance in the marketplace, we cannot predict when material cash inflows from these projects will commence, if ever.

Results of Operations

Revenues. Substantially all our revenues have come from license fees, research and development support or milestone payments from our licensees and collaborators. These revenues fluctuate from year to year. Our revenues were $9.9 million, $2.2 million, and $10.4 million in 2003, 2002 and 2001, respectively. The increase in revenues from 2002 to 2003 is primarily the result of a $6.0 million milestone payment we received from Amgen Inc. for the submission of a new drug application to the United States Food and Drug Administration (FDA) for cinacalcet HCl in September 2003 and a $2.0 million milestone payment we received from GlaxoSmithKline for the initiation of a clinical study with a new calcilytic compound. Additionally, we recognized $1.5 million in revenue during 2003 as a result of our settled arbitration with Forest Laboratories, Inc. relating to a milestone owed to us. The decrease from 2001 to 2002 is primarily due to the recognition of milestone payments from our licensees Amgen, Kirin, Forest, and Janssen in 2001 that did not recur in 2002. We recognized revenue from our agreements as follows:

- Under our agreement with GlaxoSmithKline, we recognized $2.2 million in 2003, $438,000 in 2002 and $750,000 in 2001;
- Under our agreement with Kirin, we recognized no revenue in each of 2003 and 2002 and $3.0 million in 2001;
- Under our agreement with Amgen, we recognized $6.0 million in 2003, no revenue in 2002 and $3.0 million in 2001;
- Under our agreement with Janssen, we recognized no revenue in each of 2003 and 2002 and $1.0 million in 2001;
- Under our terminated agreement with Forest, we recognized $1.5 million in 2003, no revenue in 2002 and $1.0 million in 2001; and
- Under our recently terminated research funding agreement with the Government of Canada, we recognized no revenue in 2003, $1.8 million in 2002 and $1.3 million in 2001.

See "Liquidity and Capital Resources" below for further discussion of payments that we may earn in the future under these agreements.

Research and Development. Our research and development expenses arise primarily from compensation and other related costs of our personnel who are dedicated to research and development activities and from the fees paid and costs reimbursed to outside professionals to conduct research, clinical studies and trials, and to manufacture drug compounds and related supplies prior to FDA approval. Our research and development expenses increased to $118.2 million in 2003 from $80.9 million in 2002 and $60.1 million in 2001. Research and development expenses increased from 2002 to 2003 principally due to a $16.2 million increase in the costs of advancing the development of our PREOS program, including personnel related costs, a $5.3 million increase in the costs of advancing the development of our teduglutide program, a $6.3 million increase in costs associated with the manufacture of clinical and commercial supplies of PREOS, and a $6.6 million increase in the costs related to advancing our central nervous system programs. Research and development expenses increased from 2001 to 2002 principally due to an $8.9 million increase in the costs of advancing the development of our PREOS program, a $4.1 million increase in the costs of advancing the development of teduglutide, and an $8.7 million increase in costs associated with the manufacture of clinical and commercial supplies of PREOS and teduglutide.

General and Administrative. Our general and administrative expenses consist primarily of the costs of our management and administrative staff, business insurance, taxes, professional fees and market research and promotion activities for our product candidates. Our general and administrative expenses increased to $20.3 million in 2003 from $14.8 million in 2002 and $12.1 million in 2001. The increase in general and administrative expenses from 2002 to 2003 is due primarily to a $3.0 million increase in costs related to marketing activities associated with PREOS and teduglutide and the hiring of additional marketing personnel, a $1.5 million increase in administrative costs, including hiring additional administrative personnel with related benefits and costs, and $1.0 million non-cash compensation charge related to the intrinsic value of modified stock options upon the retirement of certain individuals. The increase in general and administrative expenses from 2001 to 2002 was due primarily to a $2.8 million increase in costs associated with increased marketing activities for PREOS and the hiring of additional marketing personnel.

Amortization of Goodwill and Purchased Intangibles. Goodwill and purchased intangibles originated with our December 1999 acquisition of Allelix Biopharmaceuticals, Inc. (Allelix). The remaining intangible assets, net of accumulated amortization, at December 31, 2003 totaled approximately $10.0 million. Amortization of goodwill and acquired intangibles decreased from $3.4 million in 2001 to $1.3 million in 2002 and $1.5 million in 2003. The decrease in 2003 and 2002 is the result of our adoption of the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* on January 1, 2002. SFAS No. 142 eliminated the amortization of goodwill. During 2001 we recorded amortization expense of $2.1 million, or $0.07, per basic and diluted share, that would not have been recorded under SFAS No. 142.

Merger Costs and Termination Fees. Merger costs and termination fees were $46.1 million for the year ended December 31, 2003 as a result of the termination of our merger with Enzon Pharmaceuticals, Inc. (Enzon) and the termination of our agreement with the Government of Canada pursuant to the Technology Partnerships Canada program (TPC).

On February 19, 2003 we entered into an Agreement and Plan of Reorganization (Merger Agreement) with Enzon, which set forth the terms and conditions of the proposed merger of NPS and Enzon. On June 4, 2003, we announced that NPS and Enzon had mutually agreed to terminate the Merger Agreement and other ancillary documents entered into in connection with the Merger Agreement. As part of the agreements to terminate the merger, we paid Enzon a termination fee in the form of a private placement of 1.5 million shares of our common stock valued at $35.6 million based upon the $23.747 per share closing price of our common stock on the Nasdaq National Market on June 4, 2003. A Shelf Registration Statement on Form S-3, providing for the resale of these shares by Enzon was filed with the Securities and Exchange Commission on July 2, 2003. We also incurred direct costs relating to the proposed merger of approximately $4.3 million.

In December 2003, we reached an agreement to mutually terminate our contract with the Government of Canada under its TPC program. As a result, we concluded that it was probable that we would have to repay amounts previously paid by TPC under this agreement and to write off receivables due from TPC. In exchange for mutual releases, we paid $4.3 million to the Government of Canada. Additionally, we released TPC from all outstanding reimbursement obligations, resulting in the write-off of $1.9 million in accounts receivable. We are relieved of any further or continuing obligations related to the development or commercialization of teduglutide. We are continuing our clinical work with this compound for the treatment of various gastrointestinal disorders.

In-Process Research and Development Acquired. We recorded an expense of $17.8 million in 1999 for in-process research and development that we acquired as part of our purchase of Allelix. The acquired in-process research and development consisted of five drug development programs, of which PREOS, for osteoporosis, and teduglutide, for gastrointestinal disorders, accounted for 83% of the total value.

Since the date of the acquisition, we revised our plans for the next series of clinical trials for PREOS and teduglutide. We have completed dosing of all patients that participated in our pivotal, 18-month Phase III trial for PREOS. We have also completed a pilot Phase II clinical trial with teduglutide in adults with short bowel syndrome and have initiated a Phase II proof-of-concept clinical study in patients for the treatment of Crohn's disease. Since the date of acquisition and through December 31, 2003, we have incurred total costs of approximately $192.5 million for PREOS and $36.1 million for teduglutide. Total costs include all costs associated with the programs including all clinical development costs, manufacturing costs, outside legal and patent costs, personnel costs, and marketing related costs. Total costs and time-to-completion for each of these product candidates will depend on the costs we incur to conduct current clinical trials and to perform any additional work we find necessary to obtain FDA approval.

We believe the assumptions we used in the valuation of the in-process research and development we acquired from Allelix were reasonable at the time of the acquisition. However, we have modified our development plans as new data have become available regarding each product candidate. Accordingly, actual results may vary from the projected results in the valuation.

Total Other Income, Net. Our total other income, net, decreased from $7.9 million in 2002 to $3.3 million in 2003. The decrease from 2002 to 2003 was primarily the result of a recording interest expense of $3.7 million in 2003 on our $192.0 million of outstanding 3% convertible notes due 2008. Additionally, interest income decreased $918,000, primarily the result of lower interest rates during 2003 as compared to 2002.

Our total other income, net, decreased from $15.5 million in 2001 to $7.9 million in 2002. The decrease from 2001 to 2002 is mainly the result of decreased interest income of $5.1 million and decreased gain on sale of marketable investment securities of $1.0 million, both the result of lower interest rates and lower average cash, cash equivalents, and marketable investment security. Balances of cash, cash equivalent and marketable investment securities during the fiscal year ended December 31, 2002 decreased as a result of the need to fund current operations; however, we were able to increase our cash, cash equivalent and marketable investment securities in the fourth quarter of 2002 due to proceeds we received from a public offering of 4.6 million shares of our common stock, which was completed in October 2002. Additionally during 2001, we recognized income of $1.7 million from equity method investments and recognized only $200,000 from equity method investments in 2002.

Income Taxes. Our income tax benefit was $2.5 million in 2003 and $102,000 in 2002 as compared to expense of $300,000 in 2001. We recorded an income tax benefit of $2.4 million during 2003 for refundable income tax credits relating to research and development activities in the Canadian province of Quebec. The amount recorded in 2003 represents our estimate of amounts we believe are probable of being received and retained by us. Prior to 2003, we were not able to estimate or conclude that it was probable that we would receive and retain amounts related to this credit.

As of December 31, 2003, we had a United States federal income tax net operating loss carryforward of approximately $157.7 million and a United States federal income tax research credit carryforward of approximately $5.7 million. We also had a Canadian federal and provincial income tax net operating loss carryforward of approximately $171.6 million and $191.4 million, respectively, a Canadian research pool carryforward of approximately $193.9 million and a Canadian investment tax credit carryforward of approximately $29.5 million. Our ability to utilize the United States operating loss and credit carryforwards against future taxable income will be subject to annual limitations in future periods pursuant to the "change in ownership rules" under Section 382 of the Internal Revenue Code of 1986.

Liquidity and Capital Resources

We require cash to fund our operating expenses, to make capital expenditures, acquisitions and investments, and to pay debt service. We have financed operations since inception primarily through payments received under collaborative research and license agreements and the private and public issuance and sale of equity securities, and the issuance and sale of convertible debt. As of December 31, 2003, we had recognized $85.6 million of cumulative revenues from payments for research support, license fees and milestone payments, $437.6 million from the sale of equity securities for cash and $185.9 million from the sale of convertible debt for cash. Our principal sources of liquidity are cash, cash equivalents, and marketable investment securities, which totaled $303.9 million at December 31, 2003. The primary objectives for our marketable investment security portfolio are liquidity and safety of principal. Investments are intended to achieve the highest rate of return to us, consistent with these two objectives. Our investment policy limits investments to certain types of instruments issued by institutions with investment grade credit ratings and places restrictions on maturities and concentration by type and issuer.

Our cash, cash equivalents, and marketable investment securities totaled $303.9 million as of December 31, 2003, as compared to $234.5 million as of December 31, 2002, and $207.5 million as of December 31, 2001. The increase from 2001 and 2002 to 2003 in total cash, cash equivalents, and marketable investment securities was primarily the result of our sale of $192.0 million of our 3% convertible notes due 2008, which was completed in July 2003. We received net proceeds of $185.9 million from this private placement after deducting debt issuance costs. The notes bear interest at an annual rate of 3.0%. Interest is payable on June 15 and December 15 of each year beginning December 15, 2003. Accrued interest on the notes was approximately $256,000 as of December 31, 2003. The holders may convert all or a portion of the notes into common stock at any time on or before June 15, 2008. The notes are convertible into our common stock at a conversion rate equal to approximately $36.59 per share, subject to adjustment in certain events. The notes are unsecured senior debt obligations and rank equally in right of payment with all existing and future unsecured senior indebtedness. On or after June 20, 2006, we may redeem any or all of the notes at a redemption price of 100% of their principal amount, plus accrued and unpaid interest to the day preceding the redemption date. The notes will mature on June 15, 2008 unless earlier converted, redeemed at our option or redeemed at the option of the noteholder upon a fundamental change, as described in the note indenture. Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

Net cash used in operating activities was $117.5 million in 2003, $79.3 million in 2002 and $44.5 million in 2001. Net cash used in operating activities for the year ended December 31, 2003 of $117.5 million resulted from a net loss of $170.4 million, realized gains and non-cash expense of $43.0 million, a decrease in operating assets of $845,000 and an increase in operating liabilities of $9.1 million. Net cash used in operating activities for the year ended December 31, 2002 of $79.3 million resulted from a net loss of $86.8 million, realized gains/losses and non-cash expense/income of $3.2 million, a decrease in operating assets of $6.5 million and a decrease in operating liabilities of $2.1 million. Net cash used in operating activities for the year ended December 31, 2001 of $44.5 million resulted from a net loss of $50.0 million, realized gains and non-cash expense of $5.7 million, an increase in operating assets of $9.8 million and an increase in operating liabilities of $9.6 million. Net cash used in investing activities was $105.0 million in 2003 and $50.1 million in 2001 compared to cash provided by investing activities of $30.3 million in 2002. Net cash used in investing activities for the year ended December 31, 2003 was primarily the result of investing the net proceeds from our convertible debt offering. Net cash provided by investing activities for the year ended December 31, 2002 was primarily the result of net proceeds from the sale of marketable investment securities to fund operations. Net cash used in investing activities for the year ended December 31, 2001 was primarily the result of investing the net proceeds from our public stock offering in November 2000. Net cash provided by financing activities was $189.2 million in 2003, $105.5 million in 2002, and $2.9 million in 2001. Net cash provided by financing activities in 2003 is primarily the result of cash proceeds from the sale of convertible debentures totaling $185.9 million, net, in September 2003. Net cash provided by financing activities in 2002 is primarily the result of cash proceeds from the sale of common stock from our public offering totaling $102.9 million, net, in October 2002.

We could receive future milestone payments of up to $84.5 million in the aggregate if each of our current licensees accomplishes the specified research and/or development milestones provided in the respective agreements. In addition, all of the agreements require the licensees to make royalty payments to us if they sell products covered by the terms of our license agreements. However, we do not control the subject matter, timing or resources applied by our licensees to their development programs. Thus, potential receipt of milestone and royalty payments from these licensees is largely beyond our control. Some of the late-stage development milestone payments from AstraZeneca will not be due if we elect a co-promotion option under which we may commercialize products. Further, each of these agreements may be terminated before its scheduled expiration date by the respective licensee either for any reason or under certain conditions.

We have entered into certain research and license agreements that require us to make research support payments to academic or research institutions when the research is performed. Additional payments may be required upon the accomplishment of research milestones by the institutions or as license fees or royalties to maintain the licenses. As of December 31, 2003, we have a total commitment of up to $3.0 million for future research support and milestone payments. Further, depending on the commercial success of certain of our products, we may be required to pay license fees or royalties. For example, we are required to make royalty payments on teduglutide net sales. We expect to enter into additional sponsored research and license agreements in the future.

Under our agreement with AstraZeneca, we are required to co-direct the research and pay for an equal share of the preclinical research costs, including capital and a minimum number of personnel through March 2006 unless earlier terminated by AstraZeneca or us upon six months advance written notice.

Additionally, we have entered into long-term agreements with certain manufacturers, contract research organizations, and suppliers that require us to make contractual payment to these organizations. As of December 31, 2003, we have outstanding commitments under these agreements of approximately $154.6 million. In February 2004, we initiated discussions with certain contract research organizations to pursue mutually acceptable adjustments to the terms of the respective agreements. As these negotiations are still ongoing, the ultimate outcome of these negotiations is uncertain. However, any adjustments which are agreed to will impact the amount of commitments to be paid in the future. We expect to enter into additional collaborative research, contract research, manufacturing, and supplier agreements in the future, which may require up-front payments and long-term commitments of cash.

The following represents the contractual obligations of the Company as of December 31, 2003 (in millions):

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating leases	$ 12.9	$ 1.8	$ 1.5	$ 0.7	$ 8.9
Purchase commitments	$ 156.4	$ 55.1	$ 72.3	$ 29.0	$ —
Convertible notes payable	$ 192.0	$ —	$ —	$ 192.0	$ —

In December 2003, we executed a ground lease for land in the Research Park of the University of Utah in Salt Lake City, Utah and have commenced construction of a 90,000 square foot building consisting of laboratory, support and administrative support. We expect construction costs to be approximately $15.0 million with a completion date by the first quarter of 2005. Additionally, in January 2004, we signed a binding term sheet with the MaRS Discovery District in downtown Toronto, Ontario concerning the lease of approximately 52,000 square feet of laboratory, support and administrative space. The term of the lease is ten years and eight months with a commencement date of November 1, 2004. No payments are required during the first eight months of the lease term followed by an annual base rent commitment of approximately $860,000 through June 30, 2015. Leasehold improvement costs are expected to be approximately $3.9 million, commencing in late 2004 and being complete in 2005.

We expect that our existing capital resources including interest earned thereon, will be sufficient to allow us to maintain our current and planned operations through mid-2005. However, our actual needs will depend on numerous factors, including the progress and scope of our internally funded research, development and commercialization activities; our ability to comply with the terms of our research funding agreements; our ability to maintain existing collaborations; our decision to seek additional collaboration; the success of our collaborators in developing and marketing products under their respective collaborations with us; our success in producing clinical supplies of our product candidates on a timely basis sufficient to meet the needs of our clinical trials; the costs we incur in obtaining and enforcing patent and other proprietary rights or gaining the freedom to operate under the patents of others; and our success in acquiring and integrating complementary products, technologies or businesses. Our clinical trials may be modified or terminated for several reasons including the risk that our product candidates will demonstrate safety concerns; the risk that regulatory authorities may not approve our product candidates for further development or may require additional or expanded clinical trials to be performed; and the risk that our manufacturers may not be able to supply sufficient quantities of our drug candidates to support our clinical trials, which could lead to a disruption or cessation of the clinical trials. We do not have on hand sufficient supplies of our product candidates to meet all of our clinical trial requirements and we are dependent on outside manufacturers to provide these supplies on a timely basis. We currently have sufficient clinical supplies of PREOS to complete those clinical studies to be included in our NDA filing, but have not yet produced sufficient quantities of PREOS to meet all of our clinical trial needs. If any of the events that pose these risks comes to fruition, we may have to substantially modify or terminate current and planned clinical trials, our business may be materially harmed, our stock price may be adversely affected, and our ability to raise additional capital may be impaired.

We need to raise substantial additional funds to support our long-term research, product development, and commercialization programs. We regularly consider various fund raising alternatives, including, for example, partnering of existing programs, monitizing of potential revenue streams, debt or equity financing and merger and acquisition alternatives. We may also seek additional funding through strategic alliances, collaborations, or license agreements and other financing mechanisms. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research and development programs, or to obtain funds through arrangements with licensees or others that may require us to relinquish rights to certain of our technologies or product candidates that we may otherwise seek to develop or commercialize on our own.

Critical Accounting Policies

Our critical accounting policies are as follows:

- revenue recognition; and
- valuation of long-lived and intangible assets and goodwill.

Revenue Recognition. We earn our revenue from research and development support payments, license fees and milestone payments. As described below, significant management judgment and estimates must be made and used in connection with the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management made different judgments or utilized different estimates.

We apply the provisions of Staff Accounting Bulletin No. 104, *Revenue Recognition* (SAB No. 104), to all of our revenue transactions and Emerging Issues Task Force No (EITF) Issue No. 00-21 to all revenue transactions entered into in fiscal periods beginning after June 15, 2003. We recognize revenue from our research and development support agreements as related research and development costs are incurred and the services are performed. The terms and conditions of our research and development support agreements are such that revenues are earned as the related costs are incurred. The principal costs under these agreements are for personnel employed to conduct research and development under these agreements. We recognize revenue from milestone payments as agreed upon events representing the achievement of substantive steps in the development process are achieved and where the amount of the milestone payment, approximates the value of achieving the milestone. We recognize revenue from up-front nonrefundable license fees on a straight-line basis over the period we have continuing involvement in the research and development project. Cash received in advance of the performance of the related research and development support and for nonrefundable license fees when we have continuing involvement is recorded as deferred income. Where questions arise about contract interpretation, contract performance, or possible breach, we continue to recognize revenue unless we determine that such circumstances are material and/or that payment is not probable.

We analyze our arrangements entered into after June 15, 2003 to determine whether the elements can be separated and accounted for individually or as a single unit of accounting in accordance with EITF No. 00-21, *Revenue Arrangements with Multiple Deliverables.* Allocation of revenue to individual elements which qualify for separate accounting is based on the estimated fair value of the respective elements.

Valuation of Long-Lived and Intangible Assets and Goodwill. We assess the impairment of identifiable intangibles, long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business;
- significant negative industry or economic trends;
- significant decline in our stock price for a sustained period; and
- our market capitalization relative to net book value.

Our balance sheet reflects net intangible assets of $1.6 million, long-lived assets of $5.4 million, and goodwill of $8.4 million as of December 31, 2003.

When we determine that the carrying value of intangibles and long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. To date, we have not determined the existence of any indication of impairment sufficient to require us to adjust our historical measure of value of such assets.

In 2002, Statement on Financial Accounting Standard (SFAS) No. 142, *Goodwill and Other Intangible Assets,* became effective and as a result, we have ceased amortizing goodwill. In lieu of amortization, we perform an annual impairment review of goodwill. During the year ended December 31, 2001 we recorded amortization expense of $2.1 million, or $0.07, per basic and diluted share, that would not have been recorded under SFAS No. 142. The assembled workforce component of identifiable intangible assets was fully amortized as of December 31, 2001. We completed our impairment review of goodwill during 2003 and determined that no impairment charge was required, additionally, we did not record an impairment charge in 2002.

Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to the Company's existing financial instruments effective July 1, 2003, the beginning of the first fiscal period after June 15, 2003. The Company adopted SFAS No. 150 on July 1, 2003. The adoption of this statement did not have a material effect on the Company's condensed consolidated financial position, results of operations or cash flows.

Recent Events

In January 2004, we signed a long-term reservation agreement with a manufacturer for the "fill and finish" production of PREOS in support of commercial launch. As part of this commitment, we will be required to pay $5.7 million in 2004 prior to the production of commercial supplies of PREOS which will occur over a three-year period commencing in 2005.

In January 2004, we signed a binding term sheet with the MaRs Discovery District in downtown Toronto, Ontario, concerning the lease of approximately 52,000 square feet of laboratory, support and administrative space. The term of the lease is ten years and eight months with a commencement date of November 1, 2004. No payments are required during the first eight months of the lease term followed by an annual base rent commitment of approximately $860,000 through June 30, 2015. Two of our outside board of directors serve as directors of the MaRs Discovery District. These directors receive no financial remuneration for serving as directors of the MaRs Discovery District.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. Our interest rate risk exposure results from our investment portfolio and our convertible notes. Our primary objectives in managing our investment portfolio are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. The securities we hold in our investment portfolio are subject to interest rate risk. At any time, sharp changes in interest rates can affect the fair value of the investment portfolio and its interest earnings. After a review of our marketable investment securities, we believe that in the event of a hypothetical 10% increase in interest rates, the resulting decrease in fair market value of our marketable investment securities would be insignificant to the financial statements. Currently, we do not hedge these interest rate exposures. We have established policies and procedures to manage exposure to fluctuations in interest rates. We place our investments with high quality issuers and limit the amount of credit exposure to any one issuer and do not use derivative financial instruments in our investment portfolio. We invest in highly liquid, investment-grade securities and money market funds of various issues, types and maturities. These securities are classified as available-for-sale and, consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as accumulated other comprehensive income as a separate component in stockholders' equity. Our 3.0% convertible notes in the principal amount of $192.0 million due June 15, 2008 have a fixed rate. The fair value of the convertible notes is affected by changes in the interest rates and by changes in the price of our common stock.

Foreign Currency Risk. We have research and development operations are in Canada. As a result, our financial results could be affected by factors such as a change in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar, or by weak economic conditions in Canada. When the U.S. dollar strengthens against the Canadian dollar, the cost of expenses in Canada decreases. When the U.S. dollar weakens against the Canadian dollar, the cost of expenses in Canada increases. The monetary assets and liabilities in our foreign subsidiary which are impacted by the foreign currency fluctuations are cash, marketable investment securities, accounts receivable, accounts payable, and certain accrued liabilities. A hypothetical 10% increase or decrease in the exchange rate between the U.S. dollar and the Canadian dollar from the December 31, 2003 rate would cause the fair value of such monetary assets and liabilities in Canada to change by an insignificant amount. We are not currently engaged in any foreign currency hedging activities.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
NPS Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of NPS Pharmaceuticals, Inc. and subsidiaries (a development stage enterprise) as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003, and for the period from October 22, 1986 (inception) through December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NPS Pharmaceuticals, Inc. and subsidiaries (a development stage enterprise) as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, and for the period from October 22, 1986 (inception) through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 1 to the consolidated financial statements, the Company changed its method of amortizing goodwill and intangible assets in 2002.

KPMG LLP

Salt Lake City, Utah
February 9, 2004

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 63,324	$ 96,094
Marketable investment securities (note 3)	240,550	138,360
Accounts receivable	42	1,958
Other current assets	2,713	3,191
Total current assets	306,629	239,603
Plant and equipment:		
Land	502	412
Building	1,448	1,164
Equipment	11,654	9,727
Leasehold improvements	3,199	3,016
	16,803	14,319
Less accumulated depreciation and amortization	11,684	10,009
	5,119	4,310
Construction-in-progress	136	—
Net plant and equipment	5,255	4,310
Goodwill, net of accumulated amortization of $4,203 and $3,450 at December 31, 2003 and 2002, respectively (note 4)	8,406	6,900
Purchased intangible assets, net of accumulated amortization of $6,413 and $3,949 at December 31, 2003 and 2002, respectively (note 4)	1,603	2,632
Debt issuance costs, net of accumulated amortization of $658 at December 31, 2003	5,464	—
Other assets	151	23
	$ 327,508	$ 253,468
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 12,461	$ 6,623
Accrued expenses and other liabilities	8,553	4,408
Accrued income taxes	1,696	—
Deferred income	13	75
Total current liabilities	22,723	11,106
Convertible notes payable (note 6)	192,000	—
Total liabilities	214,723	11,106
Stockholders' equity (notes 7 and 8):		
Preferred stock, $0.001 par value. Authorized 5,000,000 shares; issued and outstanding no shares	—	—
Common stock, $0.001 par value. Authorized 105,000,000 shares; issued and outstanding 37,060,633 shares at December 31, 2003 and 35,089,784 shares at December 31, 2002	37	35
Additional paid-in capital	533,929	489,352
Deferred compensation	(3,716)	(370)
Accumulated other comprehensive income	765	1,180
Deficit accumulated during development stage	(418,230)	(247,835)
Total stockholders' equity	112,785	242,362
Commitments, contingencies, and subsequent events (notes 2, 5, 6, 8, 14, and 15)		
	$ 327,508	$ 253,468

See accompanying notes to consolidated financial statements.

(IN THOUSANDS, EXCEPT SHARE DATA)

	Years ended December 31, 2003	2002	2001	October 22, 1986 (inception) through December 31, 2003
Revenues from research and license agreements	$ 9,919	$ 2,154	$ 10,410	$ 85,593
Operating expenses:				
Research and development	118,173	80,872	60,090	378,588
General and administrative	20,337	14,777	12,099	94,266
Amortization of goodwill and purchased intangibles	1,485	1,322	3,411	9,779
In-process research and development acquired (note 4)	—	—	—	17,760
Merger costs and termination fees (note 12)	46,114	—	—	46,114
Total operating expenses	186,109	96,971	75,600	546,507
Operating loss	(176,190)	(94,817)	(65,190)	(460,914)
Other income (expense):				
Interest income	5,942	6,861	12,010	41,353
Interest expense	(3,718)	—	(5)	(4,524)
Gain on sale of marketable investment securities	259	617	1,642	2,716
Gain (loss) on disposition of equipment, leasehold improvements, and leases	24	62	11	(1,101)
Foreign currency transaction gain (loss)	541	(39)	51	690
Other	217	382	1,813	2,737
Total other income	3,265	7,883	15,522	41,871
Loss before income tax expense (benefit)	(172,925)	(86,934)	(49,668)	(419,043)
Income tax expense (benefit) (note 9)	(2,530)	(102)	300	(1,313)
Loss before cumulative effect of change in accounting principle	(170,395)	(86,832)	(49,968)	(417,730)
Cumulative effect on prior years (to December 31, 1999) of changing to a different revenue recognition method	—	—	—	(500)
Net loss	$ (170,395)	$ (86,832)	$ (49,968)	$ (418,230)
Basic and diluted net loss per common and potential common shares	$ (4.71)	$ (2.79)	$ (1.67)	
Weighted average common and potential common shares outstanding during the year:				
Basic and diluted	36,148	31,165	29,912	

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(IN THOUSANDS, EXCEPT SHARE DATA)

	Preferred stock	Common stock	Additional paid-in capital	Deferred compensation	Deficit accumulated during development stage	Comprehensive income (loss)	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances, December 31, 1985	$ —	$ —	$ —	$ —	$ —		$ —	$ —
Issuance of 1,125,000 shares of common stock for cash and equipment valued at fair value upon incorporation at October 22, 1986	—	1	14	—	—		—	15
Net loss	—	—	—	—	(12)	(12)	—	(12)
Comprehensive loss	—	—	—	—	—	$ (12)	—	—
Balances, December 31, 1986	—	1	14	—	(12)		—	3
Repurchase of 375,000 shares of common stock	—	—	(5)	—	—		—	(5)
Issuance of 82,500 shares of common stock for services	—	—	1	—	—		—	1
Net income	—	—	—	—	121	121	—	121
Comprehensive income	—	—	—	—	—	$ 121	—	—
Balances, December 31, 1987	—	1	10	—	109		—	120
Issuance of 55,556 shares of preferred stock for cash	6	—	294	—	—		—	300
Issuance of 11,448 shares of common stock for cash under option plan	—	—	1	—	—		—	1
Issuance of 97,500 shares of common stock for services under option plan	—	—	33	—	—		—	33
Net loss	—	—	—	—	(106)	(106)	—	(106)
Comprehensive loss	—	—	—	—	—	$ (106)	—	—
Balances, December 31, 1988	6	1	338	—	3		—	348
Issuance of 37,037 shares of preferred stock for cash	4	—	336	—	—		—	340
Issuance of 7,500 shares of common stock for services under option plan	—	—	3	—	—		—	3
Net loss	—	—	—	—	(5)	(5)	—	(5)
Comprehensive loss	—	—	—	—	—	$ (5)	—	—
Balances, December 31, 1989	10	1	677	—	(2)		—	686
Issuance of 37,037 shares of preferred stock for cash	3	—	337	—	—		—	340
Issuance of 2,475 shares of common stock for cash under option plan	—	—	1	—	—		—	1
Net loss	—	—	—	—	(213)	(213)	—	(213)
Comprehensive loss	—	—	—	—	—	$ (213)	—	—
Balances, December 31, 1990	13	1	1,015	—	(215)		—	814
Issuance of 4,500 shares of common stock for cash under option plan	—	—	2	—	—		—	2
Net loss	—	—	—	—	(462)	(462)	—	(462)
Comprehensive loss	—	—	—	—	—	$ (462)	—	—
Balances, December 31, 1991	13	1	1,017	—	(677)		—	354
Issuance of 3,675 shares of common stock for cash under option plan	—	—	2	—	—		—	2
Issuance of 230,334 shares of common stock upon conversion of 129,630 shares of preferred stock	(13)	—	13	—	—		—	—
Repurchase and cancellation of 83,334 shares of common stock for cash	—	—	(300)	—	—		—	(300)
Issuance of 781,250 shares of preferred stock for cash, net of offering costs	1	—	4,937	—	—		—	4,938
Issuance of 678,573 shares of preferred stock for cash, net of offering costs	1	—	4,694	—	—		—	4,695
Issuance of 101,452 shares of common stock for services related to preferred stock offering	—	—	—	—	—		—	—
Net loss	—	—	—	—	(2,607)	(2,607)	—	(2,607)
Comprehensive loss	—	—	—	—	—	$ (2,607)	—	—
Balances, December 31, 1992	$ 2	$ 1	$ 10,363	$ —	$ (3,284)		$ —	$ 7,082

(IN THOUSANDS, EXCEPT SHARE DATA)

	Preferred stock	Common stock	Additional paid-in capital	Deferred compensation	Deficit accumulated during development stage	Comprehensive income (loss)	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances, December 31, 1992	$ 2	$ 1	$ 10,363	$ —	$ (3,284)		$ —	$ 7,082
Issuance of 37,524 shares of common stock for cash under option plan	—	—	26	—	—			26
Issuance of 583,334 shares of preferred stock for cash, net of offering costs	—	—	6,968	—	—		—	6,968
Issuance of 6,050 shares of preferred stock for services	—	—	73	—	—		—	73
Deferred compensation related to grant of stock options, net of current year expense	—	—	766	(745)	—		—	21
Net loss	—	—	—	—	(7,159)	(7,159)	—	(7,159)
Comprehensive loss	—	—	—	—	—	$ (7,159)	—	—
Balances, December 31, 1993	2	1	18,196	(745)	(10,443)		—	7,011
Issuance of 3,475,666 shares of common stock upon conversion of 2,049,207 shares of preferred stock	(2)	4	(2)	—	—		—	—
Issuance of 2,000,000 shares of common stock for cash, net of offering costs	—	2	9,530	—	—		—	9,532
Issuance of 20,000 shares of common stock for services	—	—	96	—	—		—	96
Issuance of 46,118 shares of common stock for cash and options for 432 shares under option plans	—	—	27	—	—		—	27
Amortization of deferred compensation	—	—	—	255	—		—	255
Net loss	—	—	—	—	(6,756)	(6,756)	—	(6,756)
Comprehensive loss	—	—	—	—	—	$ (6,756)	—	—
Balances, December 31, 1994	—	7	27,847	(490)	(17,199)		—	10,165
Issuance of 242,385 shares of common stock for cash and options for 14,816 shares under option plans	—	—	100	—	—		—	100
Issuance of 39,771 shares of common stock for cash under employee purchase plan	—	—	110	—	—		—	110
Issuance of 3,287 shares of common stock for services	—	—	10	—	—		—	10
Amortization of deferred compensation	—	—	—	255	—		—	255
Net loss	—	—	—	—	(3,318)	(3,318)	—	(3,318)
Comprehensive loss	—	—	—	—	—	$ (3,318)	—	—
Balances, December 31, 1995	—	7	28,067	(235)	(20,517)		—	7,322
Issuance of 1,000,000 shares of common stock for cash	—	1	7,499	—	—		—	7,500
Issuance of 3,450,000 shares of common stock for cash, net of offering costs	—	4	47,909	—	—		—	47,913
Issuance of 223,940 shares of common stock for cash and options for 5,746 shares under option plans	—	—	221	—	—		—	221
Issuance of 24,814 shares of common stock for services under option plans	—	—	334	—	—		—	334
Issuance of 18,147 shares of common stock for cash under employee purchase plan	—	—	110	—	—		—	110
Issuance of 17,519 shares of common stock for warrants for 2,731 shares upon exercise of warrants	—	—	—	—	—		—	—
Consulting expense related to the grant of stock options for services rendered	—	—	130	—	—		—	130
Amortization of deferred compensation	—	—	—	235	—		—	235
Net income	—	—	—	—	6,105	6,105	—	6,105
Comprehensive income	—	—	—	—	—	$ 6,105	—	—
Balances, December 31, 1996	$ —	$ 12	$ 84,270	$ —	$ (14,412)		$ —	$ 69,870

(IN THOUSANDS, EXCEPT SHARE DATA)

	Preferred stock	Common stock	Additional paid-in capital	Deferred compensation	Deficit accumulated during development stage	Comprehensive income (loss)	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances, December 31, 1996	$ —	$ 12	$ 84,270	$ —	$ (14,412)		$ —	$ 69,870
Issuance of 160,000 shares of common stock for cash	—	—	1,554	—	—		—	1,554
Issuance of 211,554 shares of common stock for cash and 11,864 shares under option plans	—	—	302	—	—		—	302
Issuance of 11,200 shares of common stock for services under option plans	—	—	128	—	—		—	128
Issuance of 20,343 shares of common stock for cash under employee purchase plan	—	—	160	—	—		—	160
Net loss	—	—	—	—	(11,695)	(11,695)	—	(11,695)
Comprehensive loss	—	—	—	—	—	$ (11,695)	—	—
Balances, December 31, 1997	—	12	86,414	—	(26,107)		—	60,319
Issuance of 204,000 shares of common stock for cash	—	—	1,299	—	—		—	1,299
Issuance of 124,252 shares of common stock for cash under option plans	—	—	243	—	—		—	243
Issuance of 16,097 shares of common stock for services under option plans	—	—	121	—	—		—	121
Issuance of 31,669 shares of common stock for cash under employee purchase plan	—	—	215	—	—		—	215
Gross unrealized gains on marketable securities						433		
Reclassification for realized gains on marketable securities						(323)		
Net unrealized gains on marketable investment securities	—	—	—	—	—	110	110	110
Net loss	—	—	—	—	(17,162)	(17,162)	—	(17,162)
Comprehensive loss	—	—	—	—	—	$ (17,052)	—	—
Balances, December 31, 1998	—	12	88,292	—	(43,269)		110	45,145
Issuance of 249,000 shares of common stock for cash	—	1	1,323	—	—		—	1,324
Issuance of 124,365 shares of common stock for cash under option plans	—	—	251	—	—		—	251
Issuance of 15,062 shares of common stock for services under option plans	—	—	105	—	—		—	105
Issuance of 38,034 shares of common stock for cash under employee purchase plan	—	—	222	—	—		—	222
Issuance of 6,516,923 shares and options and warrants to purchase 675,520 shares of common stock in purchase business combination	—	7	44,746	—	—		—	44,753
Compensation expense on stock option issuances	—	—	97	—	—		—	97
Gross unrealized losses on marketable securities						(266)		
Reclassification for realized losses on marketable securities						102		
Net unrealized losses on marketable securities	—	—	—	—	—	(164)	(164)	(164)
Net loss	—	—	—	—	(35,654)	(35,654)	—	(35,654)
Comprehensive loss	—	—	—	—	—	$ (35,818)	—	—
Balances, December 31, 1999	$ —	$ 20	$ 135,036	$ —	$ (78,923)		$ (54)	$ 56,079

(IN THOUSANDS, EXCEPT SHARE DATA)

	Preferred stock	Common stock	Additional paid-in capital	Deferred compensation	Deficit accumulated during development stage	Comprehensive income (loss)	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances, December 31, 1999	$ —	$ 20	$ 135,036	$ —	$ (78,923)		$ (54)	$ 56,079
Issuance of 3,900,000 shares of common stock for cash	—	4	43,314	—	—		—	43,318
Issuance of 210,526 common shares in exchange for minority interest	—	—	2,500	—	—		—	2,500
Issuance of 168,492 shares of common stock for cash	—	—	2,000	—	—		—	2,000
Issuance of 4,600,000 shares of common stock for cash	—	5	180,716	—	—		—	180,721
Issuance of 1,254,791 shares of common stock for cash of $11,109 and receivables of $193 under option and warrant plans	—	1	11,301	—	—		—	11,302
Issuance of 10,700 shares of common stock for services	—	—	241	—	—		—	241
Issuance of 17,243 shares of common stock for cash under employee purchase plan	—	—	136	—	—		—	136
Compensation expense on stock option issuances	—	—	1,758	—	—		—	1,758
Deferred compensation, net of current year expense	—	—	800	(800)	—		—	—
Gross unrealized gains on marketable securities						426		
Reclassification for realized gains on marketable securities						(181)		
Net unrealized gains on marketable investment securities	—	—	—	—	—	245	245	245
Foreign currency translation loss	—	—	—	—	—	(848)	(848)	(848)
Net loss	—	—	—	—	(32,112)	(32,112)	—	(32,112)
Comprehensive loss	—	—	—	—	—	$ (32,715)	—	—
Balances, December 31, 2000	—	30	377,802	(800)	(111,035)		(657)	265,340
Issuance of 432,216 shares of common stock for cash of $2,741 and receivables of $271 under option and warrant plans	—	—	3,012	—	—		—	3,012
Issuance of 20,096 shares of common stock for services	—	—	402	—	—		—	402
Issuance of 20,813 shares of common stock for cash under employee purchase plan	—	—	337	—	—		—	337
Compensation expense on stock option issuances	—	—	1,894	—	—		—	1,894
Deferred compensation, net of current year expense	—	—	(766)	766	—		—	—
Gross unrealized gain on marketable securities						3,481		
Reclassification for realized gains on marketable securities						(1,642)		
Net unrealized gains on marketable investment securities	—	—	—	—	—	1,839	1,839	1,839
Foreign currency translation loss	—	—	—	—	—	(921)	(921)	(921)
Net loss	—	—	—	—	(49,968)	(49,968)	—	(49,968)
Comprehensive loss	—	—	—	—	—	$ (49,050)	—	—
Balances, December 31, 2001	$ —	$ 30	$ 382,681	$ (34)	$ (161,003)		$ 261	$ 221,935

(IN THOUSANDS, EXCEPT SHARE DATA)

	Preferred stock	Common stock	Additional paid-in capital	Deferred compensation	Deficit accumulated during development stage	Comprehensive income (loss)	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balances, December 31, 2001	$ —	$ 30	$ 382,681	$ (34)	$ (161,003)		$ 261	$ 221,935
Issuance of 4,600,000 shares of common stock for cash (note 7)	—	5	102,943	—	—		—	102,948
Issuance of 284,560 shares of common stock for cash under option and warrant plans	—	—	2,024	—	—		—	2,024
Issuance of 21,140 shares of common stock for services	—	—	602	—	—		—	602
Issuance of 19,487 shares of common stock for cash under employee purchase plan	—	—	329	—	—		—	329
Compensation expense on stock option issuances	—	—	437	—	—		—	437
Deferred compensation, net of current year expense	—	—	336	(336)	—		—	—
Gross unrealized gains on marketable securities						1,127		
Reclassification for realized gains on marketable securities						(617)		
Net unrealized gains on marketable investment securities	—	—	—	—	—	510	510	510
Foreign currency translation gain	—	—	—	—	—	409	409	409
Net loss	—	—	—	—	(86,832)	(86,832)	—	(86,832)
Comprehensive loss	—	—	—	—	—	$ (85,913)	—	—
Balances, December 31, 2002	—	35	489,352	(370)	(247,835)		1,180	242,362
Issuance of 1,500,000 shares of common stock for termination fee (notes 7 and 12)	—	2	35,619	—	—		—	35,621
Issuance of 419,216 shares of common stock for cash under option and warrant plans	—	—	2,795	—	—		—	2,795
Issuance of 19,100 shares of common stock for services	—	—	495	—	—		—	495
Issuance of 32,533 shares of common stock for cash under employee purchase plan	—	—	573	—	—		—	573
Compensation expense on stock option issuances	—	—	1,749	—	—		—	1,749
Deferred compensation, net of current year expense	—	—	3,346	(3,346)	—		—	—
Gross unrealized losses on marketable securities						1,015		
Reclassification for realized gains on marketable securities						(259)		
Net unrealized losses on marketable investment securities	—	—	—	—	—	(1,274)	(1,274)	(1,274)
Foreign currency translation gain	—	—	—	—	—	859	859	859
Net loss	—	—	—	—	(170,395)	(170,395)	—	(170,395)
Comprehensive loss	—	—	—	—	—	$ (170,810)	—	—
Balances, December 31, 2003	$ —	$ 37	$ 533,929	$ (3,716)	$ (418,230)		$ 765	$ 112,785

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Years ended December 31,			October 22, 1986 (inception) through December 31,
	2003	2002	2001	2003
Cash flows from operating activities:				
Net loss	$ (170,395)	$ (86,832)	$ (49,968)	$ (418,230)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	3,488	2,807	5,066	23,499
Loss (gain) on disposition of equipment, leasehold improvements, and leases	(24)	(62)	(11)	1,101
Realized gain on sale of marketable investment securities	(259)	(617)	(1,642)	(2,716)
Issuance of common and preferred stock in lieu of cash for services	495	602	402	2,775
Compensation expense on stock options	1,749	437	1,894	6,977
Issuance of common stock as part of merger termination fee	35,621	—	—	35,621
Write-off of accounts receivable in TPC termination	1,920	—	—	1,920
Write-off of in-process research and development	—	—	—	17,760
Decrease (increase) in operating assets:				
Accounts receivable	54	6,668	(8,182)	(1,617)
Other current assets and other assets	791	(210)	(1,655)	(1,574)
Increase (decrease) in operating liabilities:				
Accounts payable, accrued expenses, and other liabilities	7,548	(2,129)	9,551	16,328
Accrued income taxes	1,572	—	—	1,572
Deferred income	(62)	75	—	(473)
Net cash used in operating activities	(117,502)	(79,261)	(44,545)	(317,057)
Cash flows from investing activities:				
Net sale (purchase) of marketable investment securities	(103,205)	31,143	(48,406)	(226,057)
Acquisitions of equipment and leasehold improvements	(1,812)	(906)	(1,682)	(14,601)
Proceeds from sale of equipment	24	62	11	1,372
Cash paid for acquisition, net of cash received	—	—	—	(676)
Net cash provided by (used in) investing activities	(104,993)	30,299	(50,077)	(239,962)
Cash flows from financing activities:				
Proceeds from convertible notes	192,000	—	—	192,000
Proceeds of debt issuance costs	(6,122)	—	—	(6,122)
Proceeds from issuance of preferred stock	—	—	—	17,581
Proceeds from issuance of common stock	3,368	105,536	3,271	420,308
Proceeds from long-term debt	—	—	—	1,290
Principal payments under capital lease obligations	—	(4)	(344)	(2,161)
Principal payments on long-term debt	—	—	—	(2,978)
Repurchase of preferred stock	—	—	—	(300)
Net cash provided by financing activities	189,246	105,532	2,927	619,618
Effect of exchange rate changes on cash	479	382	(246)	725
Net increase (decrease) in cash and cash equivalents	(32,770)	56,952	(91,941)	63,324
Cash and cash equivalents at beginning of period	96,094	39,142	131,083	—
Cash and cash equivalents at end of period	$ 63,324	$ 96,094	$ 39,142	$ 63,324
Supplemental Disclosures of Cash Flow Information:				
Cash paid for interest	$ 2,848	$ —	$ 5	$ 3,654
Cash paid (received) for income taxes	(4,213)	(102)	300	(2,997)
Supplemental Schedule of Noncash Investing and Financing Activities:				
Acquisition of equipment through incurrence of capital lease obligations	$ —	$ —	$ —	$ 1,478
Acquisition of leasehold improvements through incurrence of debt	—	—	—	177
Issuance of stock for stock subscription receivable	—	—	271	4,000
Unrealized gains (losses) on marketable investment securities	(1,274)	510	1,839	1,266

See accompanying notes to consolidated financial statements.

(1) Organization and Summary of Significant Accounting Policies

The consolidated financial statements are comprised of the financial statements of NPS Pharmaceuticals, Inc. (NPS) and its subsidiaries, collectively referred to as the Company. The Company, a development stage enterprise, is engaged in the discovery, development, and commercialization of pharmaceutical products. Since inception, the Company's principal activities have been performing research and development, raising capital, and establishing research and license agreements. All monetary amounts are reported in U.S. dollars unless specified otherwise. The following significant accounting policies are followed by the Company in preparing its consolidated financial statements:

(a) Cash Equivalents

The Company considers all highly liquid investments with maturities at the date of purchase of three months or less to be cash equivalents. Cash equivalents consist of commercial paper, money market funds, and debt securities of approximately $60.1 million and $90.9 million at December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, the book value of cash equivalents approximates fair value.

(b) Revenue Recognition

The Company earns revenue from research and development support payments, license fees, and milestone payments. The Company recognizes revenue from its research and development support agreements as related research and development costs are incurred and from milestone payments as agreed-upon events representing the achievement of substantive steps in the development process are achieved and where the amount of the milestone payments approximates the value of achieving the milestone. The Company recognizes revenue from upfront nonrefundable license fees on a straight-line basis over the period wherein the Company has continuing involvement in the research and development project. Cash received in advance of the performance of the related research and development support is recorded as deferred income.

The Company analyzes its arrangements entered into after June 15, 2003 to determine whether the elements can be separated and accounted for individually or as a single unit of accounting in accordance with Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables.* Allocation of revenue to individual elements which qualify for separate accounting is based on the estimated fair value of the respective elements.

(c) Trade Accounts Receivable

Trade accounts receivable are recorded for research and development support performed and license fees and milestone payments due and do not bear interest. The Company determines the allowance for doubtful accounts based on assessed customers' ability to pay, historical write-off experience, and economic trends and is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. The Company did not record a provision for bad debts in 2003, 2002, and 2001.

(d) Plant and Equipment

Plant and equipment are stated at cost. Depreciation of plant is calculated on the straight-line method over its estimated useful life of 15 years. Depreciation and amortization of equipment are calculated on the straight-line method over their estimated useful lives of 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the shorter of the life of the asset or remainder of the lease term.

(e) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(f) Loss per Common Share

Basic loss per common share is the amount of loss for the period applicable to each share of common stock outstanding during the reporting period. Diluted loss per common share is the amount of loss for the period applicable to each share of common stock outstanding during the reporting period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the period.

Potential common shares of approximately 9.2 million, 3.1 million, and 2.6 million during the years ended December 31, 2003, 2002, and 2001, respectively, that could potentially dilute basic earnings per share in the future were not included in the computation of diluted loss per share because to do so would have been antidilutive for the period. Potential dilutive common shares for the year ended December 31, 2003 include approximately 5.2 million common shares related to convertible debentures and 4.0 million shares related to stock options.

(g) Stock-Based Compensation

The Company employs the footnote disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation,* and SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure,* an amendment of Financial Accounting Standards Board (FASB) Statement No. 123. SFAS No. 123 encourages entities to adopt a fair-value-based method of accounting for stock options or similar equity instruments. However, it also allows an entity to continue measuring compensation cost for stock-based compensation using the intrinsic-value method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25). The Company has elected to continue to apply the provisions APB No. 25, under which no compensation cost has been recognized when the exercise price of the option equals the market price of the stock on the date of grant. The Company generally uses the straight-line method of amortization for stock-based compensation. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net loss and net loss per share would have been increased to the following pro forma amounts (in thousands, except per share amounts):

	2003	2002	2001
Net loss:			
As reported	$ (170,395)	$ (86,832)	$ (49,968)
Add: Stock-based employee compensation expense included in reported net loss	1,716	101	1,476
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards	(11,649)	$ (8,387)	$ (6,008)
Pro forma	$ (180,328)	$ (95,118)	$ (54,500)
Net loss per share as reported:			
Basic and diluted	$ (4.71)	$ (2.79)	$ (1.67)
Pro forma:			
Basic and diluted	$ (4.99)	$ (3.05)	$ (1.82)

Net loss, as reported, also included compensation cost of $33,000, $336,000, and $375,000 for stock-based compensation awards for nonemployees in 2003, 2002, and 2001, respectively.

(h) Use of Estimates

Management of the Company has made estimates and assumptions relating to reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(i) Marketable Investment Securities

The Company classifies its marketable investment securities as available for sale. Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of stockholders' equity until realized. A decline in the market value below cost that is deemed other than temporary is charged to results of operations resulting in the establishment of a new cost basis for the security. Premiums and discounts are amortized or accreted over the life of the related security as adjustments to yield using the effective-interest method. Interest income is recognized when earned. Realized gains and losses from the sale of marketable investment securities are included in results of operations and are determined on the specific-identification basis.

(j) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all subsidiaries in which it owns a majority voting interest. The Company carries one investment in a nonpublic corporation at cost, and the Company eliminates all intercompany accounts and transactions in consolidation. The Company reports all monetary amounts in U.S. dollars unless specified otherwise.

(k) Goodwill and Other Purchased Intangibles

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.*

Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over six years. All other purchased intangible assets are amortized on a straight-line basis over five years.

(l) Accounting for Impairment of Long-Lived Assets

The Company reviews its long-lived assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value, less cost to sell.

The Company reviews its goodwill for impairment at least annually or more often if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. The goodwill impairment test is a two-step test. Goodwill is considered impaired and a loss is recognized when the carry value of the reporting unit exceeds its fair value and the carrying value of the goodwill exceeds its implied fair value. The Company completed its impairment review of goodwill during 2003 and 2002 and determined that no impairment charge was required.

(m) Foreign Currency Translation

The local foreign currency is the functional currency for the Company's foreign subsidiaries. Assets and liabilities of foreign operations are translated to U.S. dollars at the current exchange rates as of the applicable balance sheet date. Revenues and expenses are translated at the average exchange rates prevailing during the period. Adjustments resulting from translation are reported as a separate component of stockholders' equity. Certain transactions of the foreign subsidiaries are denominated in currencies other than the functional currency, including transactions with the parent company. Transaction gains and losses are included in other income (expense) for the period in which the transaction occurs. The Company's subsidiaries operating in Canada had net liabilities of approximately $3.9 million as of December 31, 2003, and net assets of approximately $8.3 million as of December 31, 2002.

(n) Operating Segments

The Company is engaged in the discovery, development, and commercialization of pharmaceutical products and, in its current state of development, considers its operations to be a single reportable segment. Financial results of this reportable segment are presented in the accompanying consolidated financial statements. The Company's only non-United States revenues relate to the Company's Canadian subsidiary and represent 2%, 73%, and 22% of the Company's total revenues for the years ended December 31, 2003, 2002, and 2001, respectively.

(o) Comprehensive Income (Loss)

Comprehensive income (loss) consists of net income (loss) and other gains and losses affecting stockholders' equity that, under accounting principles generally accepted in the United States of America, are excluded from net income (loss). For the Company, these consist of net unrealized gains or losses on marketable investment securities and foreign currency translation gains and losses. Accumulated other comprehensive income as of December 31, 2003 and 2002 consists of accumulated net unrealized gains on marketable investment securities of $1.3 million and $2.5 million, respectively, and foreign currency translation losses of $501,000 and $1.4 million, respectively.

(p) Concentration of Suppliers

The Company has entered into agreements with contract manufacturers to manufacture clinical and commercial supplies of its product candidates. In some instances, the Company is dependent upon a single supplier. The loss of one of these suppliers could have a material adverse effect upon the Company's operations.

(q) Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

(2) Collaborative and License Agreements

The Company is pursuing product development both on an independent basis and in collaboration with others. Because the Company has granted exclusive development, commercialization, and marketing rights to each party (Licensee) under certain of the below-described collaborative research, development, and license agreements, the success of each program is dependent upon the efforts of the Licensee. Each of the respective agreements may be terminated early. If any of the Licensees terminates an agreement, such termination may have a material adverse effect on the Company's operations. Following is a description of significant current collaborations and license agreements:

(a) Amgen Inc.

Effective December 1995, the Company entered into a development and license agreement with Amgen Inc. (Amgen) to develop and commercialize compounds for the treatment of hyperparathyroidism and indications other than osteoporosis. Amgen also acquired an equity investment in the Company in 1995. Amgen paid the Company a $10.0 million nonrefundable license fee and agreed to pay up to $400,000 per year through 2003 in development support, potential additional development milestone payments totaling $26.0 million, and royalties on any future product sales. To date, Amgen has paid the Company $9.0 million in milestone payments.

Amgen is incurring all costs of developing and commercializing products. Amgen received exclusive worldwide rights excluding Japan, China, Korea, and Taiwan. The Company recognized research and licensing revenue of $6.0 million, $0, and $3.0 million in 2003, 2002 and 2001, respectively, under the contract.

(b) AstraZeneca AB

In March 2001, the Company entered into a collaborative effort with AstraZeneca AB (AstraZeneca) to discover, develop, and market new small molecule therapies for the treatment of various disorders of the central nervous system. Under the terms of the agreement, the Company licensed to AstraZeneca its proprietary technology related to protein structures known as metabotropic glutamate receptors (mGluRs). Additionally, the Company granted AstraZeneca exclusive rights to commercialize mGluRs subtype-selective compounds. If certain milestones are met, the Company may receive milestone payments of up to $30.0 million and royalties on sales of products that include those compounds. During the five-year research term, the Company and AstraZeneca will work together on the identification of mGluR-active compounds. The Company is required to co-direct the research and pay for an equal share of the preclinical research costs, including capital and a minimum number of personnel, through March 2006 unless earlier terminated by AstraZeneca or the Company upon six months advance written notice. Once compounds have been selected for development, AstraZeneca will conduct and fund product development. The Company has the right to co-promote any resulting product in the United States and Canada and receive co-promotion revenue, if any. Should the Company elect to co-promote products, in some circumstances it will be required to share in the development and regulatory costs associated with those products.

(c) Eli Lilly and Company and Lilly Canada

In December 1989, Allelix Biopharmaceuticals Inc. (Allelix) entered into a collaborative research and license agreement with Eli Lilly and Company and Lilly Canada (Lilly). Lilly is solely responsible for development, preclinical and clinical testing, and commercialization of any products related to excitatory amino acid receptors under the collaboration, and has an exclusive worldwide license to manufacture and market products developed under the agreement. The Company acquired Allelix in 1999. The Company is entitled to royalties on any sales of products developed under the agreement. The Company recognized no research and licensing revenue under the terms of the agreement in 2003, 2002, and 2001. Lilly is incurring all costs of developing and commercializing products.

(d) GlaxoSmithKline

Effective November 1, 1993, the Company entered into an agreement with GlaxoSmithKline (GSK) to collaborate on the research, development and commercialization of calcium receptor active compounds to treat osteoporosis and other bone metabolism disorders, excluding hyperparathyroidism. GSK also acquired an equity investment in the Company in 1993. Under the terms of the agreement, the Company may receive milestone payments of up to $23.0 million and royalties from any product sales under the license. To date, GSK has paid the Company $12.0 million in milestone payments. The GSK agreement established a three-year research collaboration between the parties, which was extended through October 2002. The Company and GSK agreed to continue the funded research on a month-to-month basis through May 2003. Under the GSK agreement, the Company granted GSK the exclusive license to develop and market worldwide compounds described under the GSK agreement, subject to the Company's right to co-promote in the United States. Once compounds have been selected for development, GSK has agreed to conduct and fund all development of such products, including all human clinical trials and regulatory submissions. In December 2003, the Company entered into an amendment to the agreement with GSK that permits the Company to conduct its own research and development efforts with compounds not in the same class of compounds being pursued by GSK. Under the amendment, the Company is not permitted to commercialize any compounds deriving from the Company's research if GSK is commercializing a compound. The Company also granted to GSK a right of first negotiation to acquire a license to such compounds.

Under the GSK agreement, the Company has recognized research and licensing revenue of $2.2 million, $438,000, and $750,000 in 2003, 2002, and 2001, respectively. The Company is entitled to receive additional payments upon the achievement of specific development and regulatory milestones. The Company is entitled to receive royalties on sales of such compounds by GSK and a share of the profits from co-promoted products.

(e) Janssen Pharmaceutica N.V.

On October 30, 1998, Allelix entered into a collaborative agreement with Janssen Pharmaceutica N.V. (Janssen), a wholly owned subsidiary of Johnson & Johnson, for the research, development, and marketing of new drugs for neuropsychiatric disorders. Johnson & Johnson Development Corporation also acquired an equity investment in Allelix in 1998. Under the terms of the agreement, the Company may receive total milestone payments of up to $21.5 million, development support through November 2003, and royalties from any product sales under this license. Janssen has the right to market products worldwide, subject to a company option for co-promotion in Canada. Under the Janssen agreement, the Company has recognized research and licensing revenue of $1.0 million in 2001. No research and licensing revenue was recognized in 2003 and 2002 under the agreement. Janssen is incurring all costs of developing and commercializing products.

(f) Kirin Brewery Company, Ltd.

Effective June 30, 1995, the Company entered into a five-year agreement with the pharmaceutical division of Kirin Brewery Company, Ltd., a Japanese company (Kirin), to develop and commercialize compounds for the treatment of hyperparathyroidism in Japan, China, Korea, and Taiwan. Kirin paid the Company a $5.0 million license fee and agreed to pay up to $7.0 million in research support, potential additional milestone payments totaling $13.0 million, and royalties on product sales. Kirin research support payments were $500,000 per quarter through June 1997 and were $250,000 per quarter through June 2000. Kirin is incurring all costs of developing and commercializing products. Any payments subsequent to June 2000 represent milestone and royalty payments. Kirin received exclusive rights to develop and sell products within its territory. The parties participate in a collaborative research program utilizing the Company's parathyroid calcium receptor technology. The Company recognized research and licensing revenue of $3.0 million in 2001. No research and licensing revenue was recognized in 2003 and 2002 under the agreement.

(g) Technology Partnerships Canada

In November 1999, Allelix entered into an agreement with the Government of Canada under its Technology Partnerships Canada (TPC) program relating to the Company's clinical development program for various intestinal disorders utilizing the ALX-0600 technology. The terms of the agreement called for the Canadian Government to reimburse the Company for up to 30% of qualified costs incurred by Allelix in pursuing clinical development through December 2002, up to a maximum of Cnd. $8.4 million and for the payment by the Company of royalties on revenues received from the sale or license of any product developed from the ALX-0600 technology up to a total of Cnd. $23.9 million or under some circumstances through the period of December 2017, whichever occurs first. Effective December 31, 2003, the Company and TPC mutually agreed to terminate the agreement. See note 12. The Company recognized $0, $1.8 million, and $1.3 million as research support revenue in 2003, 2002, and 2001, respectively.

(h) In-License and Purchase Agreements

The Company has entered into certain sponsored research, license, and purchase agreements that require the Company to make research support and milestone payments to academic or commercial research institutions. During 2003, 2002, and 2001, the Company paid to these institutions $3.9 million, $1.2 million, and $885,000, respectively, in sponsored research payments and license fees. As of December 31, 2003, the Company had a total commitment of up to $3.0 million for future research support and milestone payments. Depending on the commercial success of certain products, the Company may be required to pay license fees or royalties.

(3) Marketable Investment Securities

Investment securities available for sale as of December 31, 2003 are summarized as follows (in thousands):

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities:				
Common stock	$ 1	—	—	1
Debt securities:				
Corporate	71,148	1,176	(17)	72,307
Municipal	51,780	24	(14)	51,790
Government agency	116,356	218	(122)	116,452
	$ 239,285	1,418	(153)	240,550

Investment securities available for sale as of December 31, 2002 are summarized as follows (in thousands):

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Equity securities:				
Common stock	$ 1	—	—	1
Debt securities:				
Treasury	17,089	224	—	17,313
Corporate	63,513	2,033	(26)	65,520
Municipal	11,387	15	—	11,402
Government agency	43,830	299	(5)	44,124
	$ 135,820	2,571	(31)	138,360

Investment securities available for sale in an unrealized loss position as of December 31, 2003 are summarized as follows (in thousands):

	Less than 12 month		More than 12 months		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Debt securities:						
Corporate	$ 5,621	17	—	—	5,621	17
Municipal	7,010	14	—	—	7,010	14
Government agency	31,536	122	—	—	31,536	122
	$ 44,167	153	—	—	44,167	153

All securities in an unrealized loss position as of December 31, 2003 are debt securities. Debt securities in an unrealized loss position as of December 31, 2003 were not impaired at acquisition, and the decline in fair value is due to interest rate fluctuations.

Maturities of investment securities available for sale are as follows at December 31, 2003 (in thousands):

	Amortized cost	Fair value
Due within one year	$ 123,680	124,133
Due after one year through five years	115,604	116,416
Total debt securities	239,284	240,549
Equity securities	1	1
	$ 239,285	240,550

For the years ended December 31, 2003, 2002, and 2001, purchases of marketable investment securities were $333.6 million, $220.5 million, and $422.7 million, respectively. For the years ended December 31, 2003, 2002, and 2001, sales and maturities of marketable investment securities were $230.4 million, $251.6 million, and $374.3 million, respectively.

(4) Goodwill and Identifiable Intangible Assets

Goodwill. The cost of acquired companies in excess of the fair value of the net assets and purchased intangible assets at acquisition date was recorded as goodwill. As of December 31, 2003, the Company had goodwill of $8.4 million, which is net of $4.2 million in accumulated amortization, from the acquisition of Allelix in December 1999. The Company recorded an expense of $17.8 million in December 1999 for in-process research and development that was acquired as part of the Company's purchase of Allelix. Through December 31, 2001, goodwill was amortized over a period of six years on a straight-line basis. The following table sets forth reported net loss and basic and diluted net loss per share, as adjusted, to exclude amortization of goodwill and the assembled workforce component of purchased intangibles, which would not have been recorded under SFAS No. 142:

	Year ended December 31, 2001
Net loss, as reported	$ (49,968)
Amortization expense of goodwill and assembled workforce	2,074
Net loss, as adjusted	$ (47,894)
Basic and diluted net loss per share, as reported	$ (1.67)
Amortization expense of goodwill and assembled workforce per basic and diluted share	.07
Basic and diluted net loss per share, as adjusted	$ (1.60)

Purchased Intangible Assets. Purchased intangible assets consist of patents acquired in our December 1999 acquisition of Allelix and are amortized over a period of five years on a straight-line basis. The following table sets forth the gross carrying amount, accumulated amortization, and net carrying amount of purchased intangible assets:

	As of December 31, 2003	As of December 31, 2002
Gross carrying amount	$ 8,016	$ 6,581
Accumulated amortization	(6,413)	(3,949)
Net carrying amount	$ 1,603	$ 2,632

Amortization expense associated with purchased intangible assets was $1.5 million, $1.3 million, and $1.3 million for 2003, 2002, and 2001, respectively. Estimated amortization expense for existing purchased intangible assets is expected to be $1.6 million for the fiscal year ending December 31, 2004.

(5) Leases

The Company has noncancelable operating leases for office and laboratory space that expire in 2007, noncancelable operating leases for certain equipment that expire in 2006, and a noncancelable ground lease that expires in 2043. See also note 15. Rental expense for these operating leases was approximately $1.4 million, $1.2 million, and $1.1 million for 2003, 2002, and 2001, respectively. The future lease payments under noncancelable operating leases as of December 31, 2003 are as follows (in thousands):

	Operating leases
Year ending December 31:	
2004	$ 1,752
2005	788
2006	695
2007	564
2008	185
Thereafter	8,904
Total minimum lease payments	$ 12,888

(6) Convertible Notes Payable

In July 2003, the Company completed a private placement of $192.0 million in 3.0% Convertible Notes due June 15, 2008 (Notes). The Company received net proceeds from these notes of approximately $185.9 million, after deducting costs associated with the offering. The Notes accrue interest at an annual rate of 3.0% payable semiannually in arrears on June 15 and December 15 of each year, beginning December 15, 2003. Accrued interest on the Notes was approximately $256,000 as of December 31, 2003. The holders may convert all or a portion of the Notes into common stock at any time on or before June 15, 2008. The Notes are convertible into common stock at a conversion price of $36.59 per share, subject to adjustment in certain events. The Notes are unsecured senior debt obligations and rank equally in right of payment with all existing and future unsecured senior indebtedness. On or after June 20, 2006, the Company may redeem any or all of the Notes at redemption prices of 100% of their principal amount, plus accrued and unpaid interest through the day preceding the redemption date. Upon the occurrence of a "fundamental change," as defined in the indenture governing the Notes, holders of the Notes may require the Company to redeem all or a part of the Notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest and liquidated damages, if any. The Company has filed a registration statement with the United States Securities and Exchange Commission covering the resale of the Notes and common stock issuable upon conversion of the Notes. The Company incurred debt issuance costs of $6.1 million, which are being amortized over a five-year period. The effective interest rate on the Notes, including debt issuance costs, is 3.6%.

(7) Capital Stock

(a) Stockholder Rights Plan

In December 1996, the board of directors approved the adoption of a Stockholder Rights Plan (the Rights Plan). The Rights Plan was subsequently amended on December 31, 2001 to increase the purchase price of a share of Series A Junior Participating Preferred Stock and to extend the expiration date of the Rights Plan. The Rights Plan provides for the distribution of a preferred stock purchase right (Right) as a dividend for each outstanding share of the Company's common stock. This Right entitles stockholders to acquire stock in the Company or in an acquirer of the Company at a discounted price in the event that a person or group acquires 20% or more of the Company's outstanding voting stock or announces a tender or exchange offer that would result in ownership of 20% or more of the Company's stock. Each right entitles the registered holder to purchase from the Company 1/100th of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share at a price of $300 per 1/100th of a preferred share, subject to adjustment. The Rights may only be exercised on the occurrence of certain events related to a hostile takeover of the Company as described above. In any event, the Rights will expire on December 31, 2011. The Rights may be redeemed by the Company at $0.01 per right at any time prior to expiration or the occurrence of an event triggering exercise. At December 31, 2003, the Rights were not exercisable.

(b) Exchangeable Shares of NPS Allelix Inc.

On December 23, 1999, in connection with the acquisition of all of the outstanding common shares of Allelix, NPS Allelix Inc., an acquisition subsidiary of the Company, issued 3,476,009 exchangeable shares to certain Canadian stockholders of Allelix in exchange for its shares of Allelix. The exchangeable shares are treated as the functional equivalent of NPS common stock. On July 4, 2003, the Company redeemed all outstanding exchangeable shares for shares of NPS common stock. As a result, there are no longer any exchangeable shares outstanding.

(c) Capital Stock Transactions

As more fully described in note 12, in June 2003, the Company and Enzon Pharmaceuticals, Inc. (Enzon) mutually agreed to terminate the Agreement and Plan of Reorganization (Merger Agreement). As part of the agreement to terminate the merger, the Company issued Enzon 1.5 million shares of its common stock valued at $35.6 million.

In October 2002, the Company completed a public offering of 4.6 million shares of its common stock at $23.95 per share, with net proceeds after deducting offering costs of $7.3 million to the Company of approximately $102.9 million.

(8) Stock-Based Compensation Plans

As of December 31, 2003, the Company has four stock option plans: the 1987 Stock Option Plan (the 1987 Plan), the 1994 Equity Incentive Plan (the 1994 Plan), the 1994 Nonemployee Directors' Stock Option Plan (the Directors' Plan), and the 1998 Stock Option Plan (the 1998 Plan). An aggregate of 6,880,114 shares are authorized for issuance under the four plans.

As of December 31, 2003, there are no shares reserved for future grant under the 1987 Plan, there are 243,534 shares reserved for future grant under the 1994 Plan, there are 65,430 shares reserved for future grant under the Directors' Plan, and there are 2,572,430 shares reserved for future grant under the 1998 Plan. Under the Company's 1994 Plan and the 1998 Plan, the exercise price of options granted is generally not less than the fair market value on the date of grant. The number of shares, terms, and exercise period are determined by the board of directors on an option-by-option basis, and the exercise period does not extend beyond ten years from the date of the grant. Options generally vest 28% after one year and 2% to 3% per month thereafter. Each of the Company's stock option plans have a ten year life.

Under the Directors' Plan, each new director who is not an employee of the Company is initially granted options to purchase 15,000 shares of common stock. Additional options for 3,000 shares are granted annually for each year of service. The exercise price of options granted is the fair market value on the date of grant.

On March 26, 2001, the Company modified the 1994 Plan and the 1998 Plan such that all outstanding options at the date of modification vest upon a change in control of the Company. The March 26, 2001 intrinsic value of the remaining unvested modified options is $608,000 at December 31, 2003. The Company has not recorded compensation expense for the intrinsic value of unvested options as a change in control is not considered probable as of December 31, 2003. At such time that a change in control is considered probable, the Company may incur a charge to compensation expense.

On December 13, 2002, the Company modified the option grants of certain employees. The result of the option modification was that upon the occurrence of a strategic corporate event in which the employee is severed, the employee would receive some period of vesting acceleration and have an increased period of time to exercise vested options. The December 13, 2002 intrinsic value of the affected options is $22.1 million at December 31, 2003. The Company has not recorded compensation expense for the intrinsic value of affected options for any one of these employees as the strategic corporate event and ultimate severance is not considered probable as of December 31, 2003. At such time that severance is deemed probable for any one of these employees, the Company may incur a charge to compensation expense.

On December 13, 2002, the Company adopted an arrangement for the exercise of employee stock options following retirement. Pursuant to this arrangement, the Company modified option grants for each employee who later retires and meets certain criteria. Under the plan, retiring employees receive two years of vesting acceleration and have the remaining life of the options to exercise vested options. Employees are eligible to retire when the combination of years of service and age, with a minimum age of 55, equal at least 70 years. During 2003, the Company recorded compensation expense of $960,000 upon the retirement of one employee and one Board member which represented the December 13, 2002 intrinsic value of the affected options. The Company has not recorded additional compensation expense for the intrinsic value of impacted options for any other employee as the Company is not able to estimate which employees will retire, the timing of that retirement, or the number of affected options. As of December 31, 2003, no employee has notified the Company of his/her intention to retire. At such time as it is possible to estimate the number of employees who will benefit from the modification, the Company may incur a charge to compensation expense.

The Company also has an Employee Stock Purchase Plan (the Purchase Plan) whereby qualified employees are allowed to purchase limited amounts of the Company's common stock at the lesser of 85% of the market price at the beginning or end of the offering period or purchase period. The Company has authorized 335,000 shares for purchase by employees. Employees purchased 32,533, 19,487, and 20,813 shares under the Purchase Plan in the years ended December 31, 2003, 2002, and 2001, respectively, and 96,961 shares remain available for future purchase.

A summary of activity related to aggregate options under all four plans is indicated in the following table (shares in thousands):

	Years ended December 31					
	2003		2002		2001	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding at beginning of year	3,111	$ 16.64	2,632	$ 14.05	2,485	$ 8.74
Options granted	1,385	23.64	900	22.34	694	29.24
	4,496		3,532		3,179	
Options exercised	445	8.12	309	8.72	460	7.40
Options canceled	53	21.83	112	23.51	87	18.68
	498		421		547	
Options outstanding at end of year	3,998	19.95	3,111	16.64	2,632	14.05
Options exercisable at end of year	1,941	16.03	1,635	11.54	1,417	8.45
Weighted average fair value of options granted during the year		16.04		14.91		19.60

The following table summarizes information about stock options outstanding at December 31, 2003 (shares in thousands):

	Options outstanding			Options exercisable	
Range of exercise price	Outstanding as of December 31, 2003	Weighted average remaining contractual life	Weighted average exercise price	Exercisable as of December 31, 2003	Weighted average exercise price
$ 0.00 – 5.63	227	4.0	$ 3.97	227	$ 3.97
5.64 – 11.26	896	4.6	9.25	857	9.18
11.27 – 16.89	119	6.8	13.95	58	13.06
16.90 – 22.52	1,503	8.8	21.66	322	22.07
22.53 – 28.16	467	9.5	26.48	28	26.15
28.17 – 33.79	714	7.7	29.70	402	29.67
33.80 – 39.42	59	7.5	35.94	36	35.89
39.43 – 45.05	5	6.8	41.29	4	41.33
45.06 – 50.68	2	4.5	48.13	2	47.98
50.69 – 56.31	6	6.7	54.02	5	54.04
	3,998	7.4	19.95	1,941	16.03

Pursuant to SFAS No. 123, the Company has estimated the fair value of each option grant on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003, 2002, and 2001, respectively: risk free interest rates of 3.2%, 4.5%, and 4.9%; expected dividend yields of 0%; expected lives of 5 years; and expected volatility of 85%, 80%, and 76%. The weighted average fair value of employee stock purchase rights granted under the Employee Stock Purchase Plan (the Purchase Plan) in 2003, 2002, and 2001 was $10.82, $13.85, and $23.03, respectively. The fair value for the employee stock purchase rights was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions in 2003, 2002, and 2001, respectively: risk free interest rates of 1.2%, 1.8%, and 4.1%; expected dividend yields of 0%; expected lives of 0.5 years; and expected volatility of 79%, 75%, and 103%. The Company granted options in 2003, 2002, and 2001 to nonemployees for the performance of services. Options granted to nonemployees are remeasured based on their fair value until such options vest. Stock compensation cost for nonemployees is recognized over the period services are provided. The fair value of the options granted to nonemployees was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions in 2003, 2002 and 2001, respectively: risk free interest rates of 3.1%, 3.1%, and 5.4%; expected dividend yields of 0%; contract lives of 4.8 years, 2.0 years, and 5.7 years; and expected volatility of 103%, 99%, and 71%.

The Company granted 811,540 stock options during 2003 to employees with a weighted average exercise price of $21.46 and a weighted average fair value of $14.60 that were contingent upon the shareholders approving an increase in the authorized shares. The shareholders of the Company approved the increase in authorized shares on August 21, 2003 when the market value of the common stock was $26.51. As a result, the Company recorded deferred compensation of $4.1 million. The deferred compensation is being amortized over the four-year vesting period of the stock options.

(9) Income Taxes

The Company has income tax expense (benefit) for the years ended December 31, 2003, 2002, and 2001 of $(2,530,000), $(102,000), and $300,000, respectively.

Income tax differed from the amounts computed by applying the U.S. federal income tax rate of 34% to loss before income tax expense as a result of the following (in thousands):

	2003	2002	2001
Computed "expected" tax benefit	$ (58,795)	$ (29,558)	$ (16,887)
Goodwill amortization	—	—	529
Foreign tax rate differential	(3,188)	(3,395)	2,078
Change in the beginning-of-the-year balance of the valuation allowance for deferred tax assets attributable to operations and other adjustments	87,073	34,341	9,484
Adjustment to deferred tax assets for enacted changes in foreign tax laws and rates	(16,468)	6,268	12,930
U.S. and foreign credits	(6,446)	(6,699)	(7,953)
State income taxes, net of federal tax effect	(2,200)	(577)	117
Foreign R&D wage tax credits recoverable	(2,530)	—	—
Other	24	(482)	2
	$ (2,530)	$ (102)	$ 300

The Company recorded an income tax benefit of $2.4 million during the year ended December 31, 2003 for refundable income tax credits relating to research and development activities in the Canadian province of Quebec. The amounts recorded in the year ended December 31, 2003 represents the Company's estimate of amounts it believes are probable of being received and retained by the Company. Prior to the year ended December 31, 2003, the Company was not able to estimate or conclude that it was probable that the Company would receive and retain amounts related to this credit.

Domestic and foreign components of income (loss) before taxes are as follows (in thousands):

	2003	2002	2001
Domestic	$ (61,747)	$ (13,038)	$ 3,893
Foreign	(111,178)	(73,896)	(53,561)
Total loss before taxes	$ (172,925)	$ (86,934)	$ (49,668)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2003 and 2002 are presented below (in thousands):

	2003		2002	
	Domestic	Foreign	Domestic	Foreign
Deferred tax assets:				
Stock compensation expense	$ 3,098	$ —	$ 1,193	$ —
Accrued compensation	173	—	—	—
Equipment and leasehold improvements, principally due to differences in depreciation	562	13	495	63
Intangible assets	—	5,454	—	3,507
Research and development pool carryforward	—	64,772	—	42,820
Net operating loss carryforward	58,816	70,021	36,393	20,670
Research credit carryforward	5,733	—	5,437	—
Investment tax credit carryforward	—	22,988	—	15,739
Total gross deferred tax assets	68,382	163,248	43,518	82,799
Less valuation allowance	(68,382)	(163,248)	(43,518)	(82,799)
Deferred tax assets	—	—	—	—
Deferred tax liabilities	—	—	—	—
Net deferred tax asset (liability)	$ —	$ —	$ —	$ —

Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 2003 will be allocated as follows: 1) To the extent that the Allelix acquired net deferred tax assets are recognized, the tax benefit will be applied to reduce any remaining unamortized goodwill and then any remaining unamortized other purchased intangible assets related to the acquisition.

At December 31, 2003, the remaining unamortized goodwill and other intangible assets equaled $10.0 million. 2) Tax benefits in excess of the acquired goodwill and other purchased intangibles related to the acquisition will be reported as a reduction of income tax expense. The valuation allowance includes the benefit for stock option exercises which increased the size of the domestic net operating loss carryovers. Future reductions to the domestic valuation allowance will be allocated $59.5 million to operations and $8.9 million to paid-in capital.

The valuation allowance for deferred tax assets as of January 1, 2003 and 2002 was $126.3 million and $97.3 million, respectively. The net change in the Company's total valuation allowance for the years ended December 31, 2003, 2002, and 2001 was an increase of $105.3 million, $29.0 million, and $11.9 million, respectively.

At December 31, 2003, the Company had domestic and foreign net operating loss and credit carryforwards available to offset future income for tax purposes approximately as follows (in thousands):

	Domestic net operating loss carryforward for regular income tax purposes	Domestic research credit carryforward	Canadian net operating loss carryforward for regular income tax purposes		Canadian research pool carryforward	Canadian investment tax credit carryforward (net of tax)
			Federal	Provincial		
Expiring:						
2004	$ —	$ —	$ —	$ 1,690	$ —	$ 1,981
2005	247	—	606	2,350	—	2,998
2006	244	—	7	121	—	—
2007	—	49	12,693	19,674	—	2,410
2008	2,452	334	27,659	31,403	—	222
2009	6,342	317	54,081	57,118	—	—
2010	2,928	166	76,583	79,127	—	1,478
2011	58	360	—	—	—	6,393
2012	10,890	846	—	—	—	6,138
2013	—	—	—	—	—	7,897
2018	19,497	1,035	—	—	—	—
2019	18,529	988	—	—	—	—
2020	19,044	724	—	—	—	—
2021	1,164	255	—	—	—	—
2022	16,083	363	—	—	—	—
2023	60,206	296	—	—	—	—
Total	$ 157,684	$ 5,733	$ 171,629	$ 191,483	$ 193,857	$ 29,517

The Company also has domestic state net operating loss carryovers in varying amounts depending on the different state laws. The Company's domestic tax loss carryover for alternative minimum tax purposes is approximately the same as the Company's regular tax loss carryover. The Company's Canadian research pool carryover of $193.9 million carries forward indefinitely.

As measured under the rules of the Tax Reform Act of 1986, the Company has undergone one or more greater than 50% changes of ownership since 1986. Consequently, use of the Company's domestic net operating loss carryforward and research credit carryforward against future taxable income in any one year may be limited. The maximum amount of carryforwards available in a given year is limited to the product of the Company's fair market value on the date of ownership change and the federal long-term tax-exempt rate, plus any limited carryforward not utilized in prior years. Management does not believe that these rules will adversely impact the Company's ability to utilize the above losses and credits in the aggregate.

(10) Employee Benefit Plan

The Company maintains a tax-qualified employee savings and retirement plan (the 401(k) Plan) covering all of the Company's employees in the United States. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by the lesser of 15% of eligible compensation or the prescribed IRS annual limit and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company on behalf of all participants. The Company matched one-half of employee contributions in 2003 up to a maximum contribution from the Company of the lesser of 3% of employee compensation or $6,000. Total matching contributions for the years ended December 31, 2003, 2002, and 2001 were $263,000, $217,000, and $164,000, respectively.

Additionally, the Company maintains a tax-qualified defined contribution pension plan for its Canadian employees. Employees may elect to reduce their current compensation by 2% or 4% of eligible compensation up to a maximum of Cnd. $7,250 per year and have the amount of such reduction contributed to the pension plan. The Company matches 100% of such contributions. Total matching contributions for the years ended December 31, 2003, 2002, and 2001 were Cnd. $226,000, Cnd. $200,000, and Cnd. $180,000, respectively.

(11) Disclosure about the Fair Value of Financial Instruments

The carrying value for certain short-term financial instruments that mature or reprice frequently at market rates approximates fair value. Such financial instruments include: cash and cash equivalents, accounts receivable, accounts payable, and accrued and other liabilities. The fair values of marketable investment securities are based on quoted market prices at the reporting date. The fair value of the Company's convertible notes payable, based on quoted market prices at the reporting date, was $211.0 million. The Company does not invest in derivatives.

(12) Merger Costs and Termination Fees

On February 19, 2003, the Company entered into a Merger Agreement with Enzon, which set forth the terms and conditions of the proposed merger of NPS and Enzon. On June 4, 2003, NPS and Enzon announced they had mutually agreed to terminate the Merger Agreement and other ancillary documents entered into in connection with the Merger Agreement. As part of the agreements to terminate the merger, the Company paid Enzon a termination fee in the form of a private placement of 1.5 million shares of the Company's common stock valued at $35.6 million based upon the $23.747 per share closing price of our common stock on the Nasdaq National Market on June 4, 2003. A Shelf Registration Statement on Form S-3, providing for the resale of these shares by Enzon, was filed with the Securities and Exchange Commission on July 2, 2003. The Company also incurred direct costs relating to the proposed merger of approximately $4.3 million.

In December 2003, the Company reached an agreement to terminate its contract with the Government of Canada under its TPC program. As a result, the Company concluded that it was probable that it would have to repay amounts previously paid by TPC under this research and development agreement and to write off receivables due from TPC. In exchange for mutual releases, the Company paid $4.3 million to the Government of Canada and agreed to release TPC from all outstanding reimbursement obligations, resulting in the write off of $1.9 million in accounts receivable.

(13) Recent Accounting Pronouncements

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.* SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and must be applied to the Company's existing financial instruments effective July 1, 2003, the beginning of the first fiscal period after June 15, 2003. The Company adopted SFAS No. 150 on July 1, 2003. The adoption of this statement did not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

(14) Commitments and Contingencies

The Company has agreed to indemnify, under certain circumstances, certain manufacturers and service providers from and against any and all losses, claims, damages or liabilities arising from services provided by such manufacturers and service providers or from any use, including clinical trials, or sale by the Company or any Company agent of any product supplied by the manufacturers.

The Company has entered into long-term agreements with certain manufacturers, contract research organizations and suppliers that require the Company to make contractual payments to these organizations. As of December 31, 2003, the Company has outstanding commitments under these agreements of approximately $154.6 million. The Company estimates that the outstanding commitments will be paid as follows: $53.7 million in 2004, $36.8 million in 2005, $35.2 million in 2006, $14.5 million in 2007, and $14.4 million in 2008. In February 2004, the Company initiated discussions with certain contract research organizations to pursue mutually acceptable adjustments to the terms of the respective agreements. As these negotiations are still ongoing, the ultimate outcome of these negotiations is uncertain. However, the amount of any adjustments which are agreed to will impact the amount of commitments to be paid in the future.

On July 22, 2003, the Company settled its pending arbitration with Forest Laboratories, Inc. (Forest). The Company had sought a milestone payment of $2.0 million under a 2000 Development and License Agreement between the companies, while Forest had claimed the agreement was terminated before the payment was due. Under the terms of the settlement, Forest paid the Company $1.5 million, and the parties exchanged mutual general releases.

(15) Subsequent Events

In January 2004, the Company signed a long-term reservation agreement with a manufacturer for the "fill and finish" production of PREOS in support of commercial launch. As part of this commitment, the Company will be required to pay $5.7 million in 2004 prior to the production of commercial supplies of PREOS which will occur over a three-year period commencing in 2005.

In January 2004, the Company signed a binding term sheet with the MaRs Discovery District in downtown Toronto, Ontario, concerning the lease of approximately 52,000 square feet of laboratory, support and administrative space. The term of the lease is ten years and eight months with a commencement date of November 1, 2004. No payments are required during the first eight months of the lease term followed by an annual base rent commitment of approximately $860,000 through June 30, 2015. Two of the Company's outside board of directors serve as directors of the MaRs Discovery District. These directors receive no financial remuneration for serving as directors of the MaRs Discovery District.

Board of Directors

Hunter Jackson, Ph.D.
Chief Executive Officer, President, and Chairman of the Board

Santo J. Costa, J.D.
of Counsel, Maupin Taylor & Ellis

John R. Evans, M.D.
Vice Chairman of the Board
Chairman, Torstar Corporation
Chairman, Canada Foundation for Innovation

James G. Groninger, M.B.A.
Chief Executive Officer, LBS Technologies, Inc.
President, The BaySouth Company

Joseph "Skip" Klein III, M.B.A.
Managing Director, Gauss Capital Advisors, LLC

Donald E. Kuhla, Ph.D.
Consultant, Albany Molecular Research, Inc.

Thomas N. Parks, Ph.D.
George and Lorna Winder Professor of Neuroscience and Chairman, Department of Neurobiology and Anatomy, University of Utah School of Medicine

Calvin R. Stiller, M.D.
Chairman and Chief Executive Officer, Canadian Medical Discoveries Fund, Inc.

Peter G. Tombros, M.S., M.B.A.
Chairman of the Board and Chief Executive Officer, VivoQuest

Officers

Hunter Jackson, Ph.D.
Chief Executive Officer, President, and Chairman of the Board

Morgan R. Brown, C.P.A., M.B.A.
Vice President, Finance and Treasurer

David L. Clark, M.S., M.B.A.
Vice President, Corporate Affairs

G. Thomas Heath, M.B.A.
Senior Vice President, Marketing and Sales

James U. Jensen, J.D., M.B.A.
Vice President, Corporate Development and Legal Affairs, and Secretary

Thomas B. Marriott, Ph.D.
Vice President, Development Research

Gerard J. Michel, M.S., M.B.A.
Chief Financial Officer and Vice President, Corporate Development

Alan L. Mueller, Ph.D.
Vice President, Drug Discovery

Edward F. Nemeth, Ph.D.
Vice President and Chief Scientific Officer

Stephen R. Parrish, M.S.
Vice President, Manufacturing

Alan M. Rauch, M.D.
Senior Vice President, Clinical Research and Medical Affairs, and Chief Medical Officer

Corporate Information

Corporate Headquarters
NPS Pharmaceuticals, Inc.
420 Chipeta Way
Salt Lake City, Utah 84108-1256 USA
Telephone: 801-583-4939

Business Offices
Morris Corporate Center 1
4th Floor, Building B
300 Interpace Parkway
Parsippany, NJ 07054-1125 USA
Telephone: 973-394-8600

Research Facility / Mississauga
6850 Goreway Drive
Mississauga, Ontario
L4V 1V7 Canada
Telephone: 905-677-0831

Research Facility / Toronto
30 College Street, Suite 301
Toronto, Ontario
M5G 1K2 Canada
Telephone: 416-929-5565

Independent Auditors

KPMG LLP
Salt Lake City, Utah

Annual Meeting of Stockholders

The annual meeting will be held on May 20, 2004 at 3:00 p.m., Eastern Time, at the Park Hyatt, 4 Avenue Road, Toronto, Ontario, Canada. All stockholders are invited to attend.

Transfer Agent and Registrar

Computershare Investor Services
350 Indiana Street
Golden, Colorado 80401
303-986-5400

Form 10-K/A

A copy of the Company's Form 10-K/A is available without charge from the Company at the address of its Corporate Headquarters set forth above.

Common Stock and Related Stockholder Information

The Company completed its initial public offering on May 26, 1994. The Company's common stock is quoted on the Nasdaq National Market under the symbol "NPSP." The following table sets forth the quarterly high and low closing sales prices for the Company's common stock for each quarter in the two most recent fiscal years, as reported by the Nasdaq National Market.

2003	High	Low
First Quarter	$ 28.28	$ 15.45
Second Quarter	28.96	15.51
Third Quarter	32.82	22.74
Fourth Quarter	32.64	25.21
2002	**High**	**Low**
First Quarter	$ 36.41	$ 26.87
Second Quarter	34.65	13.95
Third Quarter	25.40	12.21
Fourth Quarter	30.03	21.90

As of December 31, 2003, there were approximately 310 holders of record of our common stock. We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to finance growth and development and therefore do not anticipate paying any cash dividends in the foreseeable future.

Safe Harbor Statement

This Annual Report contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to statements regarding the description of the Company's plans and objectives and other forward-looking statements included in the Letter to Shareholders and the Management's Discussion and Analysis of Financial Conditions and Results of Operations. Such statements are based on the Company's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, careful consideration should be given to cautionary statements made in SEC filings, including the Company's 2003 Annual Report on Form 10-K/A, including those statements found under the caption "Risk Factors" in Part I, Item 1, Business.


NPS
PHARMACEUTICALS

NPS Pharmaceuticals, Inc. 420 Chipeta Way Salt Lake City, Utah 84108-1256 Telephone (801) 583-4939 www.npsp.com